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                                                                 [LOGO] CELANESE


                                                              ANNUAL REPORT 2001


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                             [IMAGE TO BE INSERTED]


     Close to our
     Customers












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BUSINESSES AND                                         ACETYL PRODUCTS     Acetyl Products is our largest segment, with 42%
PERFORMANCE PROFILE                                                        of total segment sales. It uses our own technology
                                                       CELANESE            to process natural gas and ethylene into a variety
   We focus mainly on basic chemicals,                 CHEMICALS           of basic chemicals for almost all manufacturing
acetate products, technical polymers,                                      industries.
oriented polypropylene film and food
ingredients. Our customers include global
manufacturers of industrial and consumer               -----------------------------------------------------------------------------
products. Our key products hold No. 1 or               CHEMICAL            The product range of this segment, which makes
No. 2 global market positions.                         INTERMEDIATES       up nearly 20% of our total segment sales, consists
                                                                           of acrylic acid and acrylates, oxo products and
   Our strengths include our global market                                 specialties. Our most important customers are to be
presence, comprehensive know-how in process            CELANESE            found in the paint and coatings, agrochemicals and
and production technology and a competitive            CHEMICALS           textile industries.
cost structure.

   Our company consists of five segments.              -----------------------------------------------------------------------------
                                                       ACETATE PRODUCTS    Celanese is one of the world's largest producers of
                                                                           cellulose acetate filament and tow. The segment makes
                                                       CELANESE            up 15% of Celanese's total segment sales. Acetate
                                                       ACETATE             products are primarily used in the production of
                                                                           fashion apparel and linings, as well as in cigarette
                                                                           filters.


                                                       -----------------------------------------------------------------------------
                                                       TECHNICAL POLYMERS  With Ticona's high performance polymers (15% of total
                                                       TICONA              segment sales), we are well positioned at the upper end
                                                                           of the chemicals value chain. Ticona offers tailored
                                                       TICONA              solutions for industrial customers, especially in the
                                                                           electronics, telecommunications, automotive and medical
                                                                           sectors.


                                                       -----------------------------------------------------------------------------
                                                       PERFORMANCE         This segment, with approximately 8% of total segment
                                                       PRODUCTS            sales, consists of Trespaphan, which manufactures
                                                                           oriented polypropylene films (OPP), and Nutrinova, which
                                                       NUTRINOVA           produces food ingredients. We occupy leading positions
                                                                           in both businesses.
                                                       [LOGO]
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SEGMENT OVERVIEW
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     in E million
     ---------------------------------------      Sales of Acetyl Products      In Acetyl Products we are safeguarding our market
     Sales              2001          2,155       increased slightly by 2%;     leadership position with measures to increase
                        --------------------      EBITDA by 4%. Despite cost    productivity (Six Sigma) and by expanding our
                        2000          2,106       reduction measures and a      value chain in the higher value added chemicals.
     ---------------------------------------      compensation payment,
     Operating profit   2001            (73)      restructuring costs and
                        --------------------      margin pressure led to an
                        2000            (10)      operating loss.
     ---------------------------------------
     EBITDA*            2001            208
                        --------------------
                        2000            200
     ---------------------------------------

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     in E million
     ---------------------------------------      Sales of Chemical             To improve the earnings situation of the Chemicals
     Sales              2001          1,059       Intermediates decreased by    Intermediates segment, we are concentrating
                        --------------------      2% and EBITDA by 46% due to   on increasing efficiency, lowering costs, developing
                        2000          1,085       price decreases. The large    new products and seeking new partnerships.
     ---------------------------------------      operating loss is a result
     Operating profit   2001           (409)      of special charges taken for
                        --------------------      restructuring measures and
                        2000            (24)      impairments.
     ---------------------------------------
     EBITDA*            2001             27
                        --------------------
                        2000             50
     ---------------------------------------

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     in E million                                 Sales and EBITDA of this      In the Acetate Products segment we are safeguarding
     ---------------------------------------      segment remained stable due   our market position by maintaining technology and
     Sales              2001            762       to cost reduction measures    cost leadership, consolidating acetate filament
                        --------------------      and capacity adjustments.     production and strengthening our position in the
                        2000            756       Higher special charges,       global market for acetate tow.
     ---------------------------------------      declining filament volumes
     Operating profit   2001            (32)      and higher energy costs led
                        --------------------      to an operating loss of E32
                        2000              9       million.
     ---------------------------------------
     EBITDA*            2001             91
                        --------------------
                        2000             92
     ---------------------------------------

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     in E million                                 Lower demand in the           Ticona is pursuing growth by developing new
     ---------------------------------------      telecommunication and         applications, focusing more on customer service,
     Sales              2001            773       automotive industries         using eBusiness throughout its operations and
                        --------------------      resulted in a 16% decrease    expanding its market presence in Asia. Cost
                        2000            923       in sales for Ticona and a     reduction measures continue to be implemented.
     ---------------------------------------      decrease in EBITDA of 63%.
     Operating profit   2001            (15)      Cost reduction measures
                        --------------------      limited the operating loss
                        2000             96       to E15 million.
     ---------------------------------------
     EBITDA*            2001             52
                        --------------------
                        2000            140
     ---------------------------------------

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    in E million                                  Sales, EBITDA and operating   For Trespaphan, we are exploring options to
    ---------------------------------------       profit of the Performance     enhance value. Restructuring measures are targeting
    Sales              2001            440        Products segment increased.   an improvement in the earnings situation.
                       --------------------       The higher volumes in food    Nutrinova is experiencing growth by strengthening
                       2000            409        ingredients more than offset  the basic business, developing new products
    ---------------------------------------       the lower volumes in OPP      and focusing on offering complete food ingredient
    Operating profit   2001             39        films.                        solutions.
                       --------------------
                       2000             33
    ---------------------------------------
    EBITDA*            2001             75
                       --------------------
                       2000             74
    ---------------------------------------

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    * Earnings before interest, taxes, depreciation and
      amortization excluding special charges
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FINANCIAL HIGHLIGHTS



                                                2001              2000                CHANGE                 2001
                                               IN E M            IN E M                IN %              IN U.S. $ 3 M
=======================================================================================================================
Net sales                                      5,097             5,207                   -2                  4,537
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EBITDA (1) excluding special charges             420               500                  -16                    374
-----------------------------------------------------------------------------------------------------------------------
Special charges                                 (530)              (29)                 n.m.                   472
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Operating profit (loss)                         (528)               83                  n.m.                  (470)
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Profit (loss) before taxes                      (532)              139                  n.m.                  (474)
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Net earnings (loss):
   --------------------------------------------------------------------------------------------------------------------
   continuing operations                        (394)               55                  n.m.                  (351)
   --------------------------------------------------------------------------------------------------------------------
   continuing and discontinued operations       (385)               58                  n.m.                  (343)
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Capital expenditures and investments             233               637                  -63                    207
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Average shares outstanding (thousands)        50,332            53,293                   -6                 50,332
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Earnings (loss) per share (in E/US $):
   --------------------------------------------------------------------------------------------------------------------
   continuing operations                       (7.83)             1.03                  n.m.                 (6.97)
   --------------------------------------------------------------------------------------------------------------------
   continuing and discontinued operations      (7.65)             1.09                  n.m.                 (6.81)
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in E million as of December 31
-----------------------------------------------------------------------------------------------------------------------
Net financial debt (2)                           832             1,141                  -27                    741
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Shareholders' equity                           2,210             2,843                  -22                  1,967
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Total assets                                   7,064             7,642                   -8                  6,288
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Number of employees year-end                  11,800            13,200                  -11                 11,800
=======================================================================================================================

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1 Earnings before interest, taxes, depreciation and amortization

2 Short- and long-term debt less cash and cash equivalents

3 All dollar figures translated solely for the convenience of the reader at the year-end exchange rate US $ 0.8901 per euro

n.m.= not meaningful


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                                                                             (1)


                                     CONTENTS

                              2 The Board of Management

                              4 Close to our Customers

                                4 CELANESE CHEMICALS

                                14 CELANESE ACETATE

                                22 TICONA

                                30 NUTRINOVA

                                36 TRESPAPHAN

                                38 CELANESE VENTURES

                             42 Letter to Shareholders

                             44 Management Report Summary -
                                Results of the Segments

                             50 The Celanese AG Share

                             54 Report of the Supervisory Board

                             59 Supervisory Board

                             60 Consolidated Statements of Operations*

                             61 Consolidated Balance Sheets*

                             62 Consolidated Statements of Cash Flows*

                             63 Imprints and contacts

                                *Condensed



                                       5
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(2)







"OUR SHAREHOLDERS, EMPLOYEES, MARKET PARTICIPANTS
AND STAKEHOLDERS INCREASINGLY HAVE SOMETHING IN
COMMON:WE MUST TREAT THEM ALL AS OUR MOST
IMPORTANT CUSTOMERS."










[PICTURE OMITTED]      [PICTURE OMITTED]                 [PICTURE OMITTED]









Claudio Sonder         Edward H. Munoz                   Perry W. Premdas
CHAIRMAN               CHIEF EXECUTIVE OFFICER TICONA    CHIEF FINANCIAL OFFICER
                       Technical Polymers Ticona         Acetate Products





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BOARD OF MANAGEMENT                                                          (3)


                                                    CLOSE TO OUR CUSTOMERS











[PICTURE OMITTED]                         [PICTURE OMITTED]


Ernst Schadow                             David N. Weidman
CHIEF TECHNOLOGY OFFICER                  CHIEF EXECUTIVE OFFICER
DIRECTOR OF PERSONNEL                     CELANESE CHEMICALS
Technology, Environment,                  Acetyl Products
Performance Products, Personnel           Chemical Intermediates


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                               [PICTURE OMITTED]




  CELANESE
  CHEMICALS










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  "WE BRING SPECIALTY APPLICATIONS AND NEW TECHNOLOGIES TO THE MARKETPLACE
  AND WE HAVE AN ABILITY TO TURN THINGS AROUND QUICKLY. CELANESE DOESN'T ONLY SUPPLY US WITH ALL OF THE BUILDING BLOCKS, BUT HAS MADE A JOINT COMMITMENT WITH US TO MAKE OUR BUSINESS A SUCCESS."

  ALEX KAUFMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER, HATCO

-----------------------------------------------------------------------(5)------


 MARKET LEADER AT HIGH RPMS

 CUSTOMER RELATIONSHIPS AT CELANESE CHEMICALS ARE QUITE VARIED. THE CUSTOMERS RANGE FROM CHEMICAL WHOLESALE SUPPLIERS TO HIGHLY SPECIALIZED DOWNSTREAM CUSTOMERS. HATCO IS A "VALUE BUYER," OR A CUSTOMER WHO IS INTERESTED IN INDIVIDUAL SPECIFICATIONS AND TECHNOLOGICAL SERVICES.


     > > Hatco Corporation is the global        PRIORITY # 1: RELIABILITY
     leader in producing synthetic              Hatcol (R) is the brand which
     lubricants, particularly for use in        represents a variety of products
     airplane turbines, automotive crank        based on the esterification of
     cases and gears, as well as in             polyols. Celanese Chemicals
     compressors. Hatco's products also         mainly supplies a broad range of
     find application in softeners, food        specific carboxylic acids and
     ingredients and personal care products.    polyols, but also tailor-made
     In addition, Hatco has been a chief        products which Hatco now
     supplier to companies such as Exxon, BP    processes into more than a dozen
     Amoco, DuPont, Procter & Gamble and        products.
     Monsanto. "Supplying customers wherever
     they are located is a key factor to the        The quality demands on
     success of our business. That is why we    synthetic lubricants used in
     are expanding our partnerships in major    operating airplane turbines and
     market regions," says Tom Schaefer, Vice   also automotive engines are
     President, Marketing.                      enormous. Hatco proudly states
                                                that jets operating with oils
                                                based on Hatcol(R) lubricant
                                                basestocks have logged more
                                                than  100 billion miles without
                                                having reported a single
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 (6)

   "WE NEED A SOUND BASIS FOR OUR GROWTH"

   INTERVIEW WITH ALEX KAUFMAN, PRESIDENT & CEO, HATCO

   HOW WOULD YOU CHARACTERIZE HATCO'S        want to expand our portfolio but                [PICTURE OMITTED]
   RELATIONSHIP TO CELANESE?                 also grow our business through
                                             acquisitions. This is only possible
   Our partnership began many years ago.     when Celanese and Hatco both pull
   We started out buying two basic raw       together.
   materials from Celanese and today,
   that business has grown to twelve,        IN WHICH CORE AREAS DO YOU INTEND               ^ Hatco's Director of Manufactur-
   making up about sixty percent of our      TO INTENSIFY THE RELATIONSHIP TO                ing Steve Bonk (left) and Engineer-
   raw material basis. Celanese supplies     CELANESE?                                       ing Director Aaron Maimon oversee
   some products exclusively to Hatco or                                                     a delivery of organic acid from
   develops special products for us.         Our relationship is a multi-level               Celanese Chemicals.
   Strategically speaking, Celanese is       thing. We get our basic chemicals
   probably our most important supplier.     from Celanese;we work together to
   The majority of our products are based    develop technological solutions to
   on raw materials and technical            problems and we think about how we
   solutions from Celanese. We meet with     can substitute our chemicals for
   Celanese sales representatives on         existing customer applications that
   average about every other week. It is a   are based on good chemistry. In the
   very close partnership.                   long-term it is this third layer
                                             that is probably the most
   WHAT DOES THIS CUSTOMER-SUPPLIER          important.
   RELATIONSHIP DEPEND ON?

   During the course of our relationship
   which goes back many years, it has
   become increasingly important that
   Hatco be in a position to grow its
   business. We not only

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                                                                                PRIORITY #2: INNOVATION AND SPEED
                                                                                "Our customers are placing increasingly
                                                                                severe demands on us to deliver the
                                                                                best value. In the future we will have
                                                                                to be ready to develop new problem
                                                                                solutions for our customers in even
                           [PICTURE OMITTED]                                    shorter amounts of time. For our
                                                                                relationship to Celanese, this means
  ^ From its' site in Fords, New                                                that we have to creatively approach
  Jersey, Hatco mainly supplies    > accident. Today, environmentally           this development and to think about
  producers of turbine lubricants.   friendly solutions are also of             how we can optimize our supply chain,"
                                     importance. Hatcol(R) biodegradable        says Senior Vice President Avron
                                     esters are used to lubricate high-         Magram. He then adds, "The Celanese
                                     performance motors in chainsaws,           eBusiness platform, ChemVip.com, is
                                     motorcycles and lawn mowers, as well       just such a step." Hatco has been
                                     as compressors for non-CFC                 developing its basic core businesses
                                     refrigeration systems. A completely        of specialty chemicals for fifty years.
                                     different area of application is           A specialty ester used in laminating
                                     cosmetics, in which Hatco's high           safety glass is one new application
                                     purity products often replace              area with strong growth potential.
                                     mineral oils.                              However Hatco not only wants to offer
                                                                                innovative products, but also
                                                                                innovative services, for example in
                                                                                manufacturing and logistics. <


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CLOSE TO OUR CUSTOMERS - CELANESE CHEMICALS                                                                                     (7)


> Above a system of stainless                     [PICTURE OMITTED]
steel pipes covering a large
area at Brenntag, a wide
variety of industrial chemicals
that have been delivered are
pumped into mainly underground
tanks. The chemicals flow
through yet another system of
pipes and are filled into tank
trucks, containers or drums
according to customer sales
orders.

WHOLESALE MARKET FOR CHEMICALS

CELANESE NOT ONLY SUPPLIES INDIVIDUAL DOWNSTREAM CUSTOMERS WITH MANY BASIC CHEMICALS, BUT ALSO CHEMICAL
DISTRIBUTORS, WHO STORE AND MIX CHEMICALS AND SHIP THEM TO THEIR INDUSTRIAL CUSTOMERS. BRENNTAG IS ONE
OF THE LEADING PARTNERS OF CELANESE IN CHEMICALS LOGISTICS.


[PICTURE OMITTED]                  > > Everything is in motion at Brenntag.     the dollar is and current availability of
                                   The logistics site in Duisburg               the chemical," says Uwe Schueltke, who is
> In the Brenntag subsidiary       constitutes a hub for suppliers and          on the Management Board of the German
in Duisburg, there is a            customers. Producers of solvents, acids,     Brenntag GmbH.
constant flow of tank trucks       lyes, organic chemicals and inorganic
coming and going.                  solids transport their products by tank          With the help of an international
                                   truck or tank car to Brenntag. There the     network of distribution centers, Brenntag
                                   materials are stored in a highly             supplies global manufacturers of chemicals.
                                   efficient and environmentally safe manner    Uwe Schueltke believes there is a trend
                                   in tanks or warehouses for further           towards producers increasingly outsourcing
                                   distribution or are prepared for mixtures.   distribution - particularly of many of the
                                   Brenntag also fills its own tank trucks or   smaller batch chemicals - to logistics
                                   those of its customers who drive in and      companies in an effort to operate more
                                   out of the logistics site in quick           cost-effectively. "With regard to
                                   succession.                                  production as well as quality, we have a
                                                                                leading chemicals partner in Celanese. We
                                       "On average, we have to process each     are counting on this quality oriented
                                   order within 48 hours. Sometimes we only     cooperation also in the future,
                                   have a few hours at any time of the day      particularly in the further development of
                                   or night. Time is of the essence for our     the joint eMarket Elemica, and also in
                                   customers, but also price, which for a       shared information on improved ecological
                                   large number of chemicals depends on how     properties of products," says Schueltke
                                   the oil price is developing, how strong      confidently. <


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                               [PICTURE OMITTED]






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  SPECIALTY CHEMICALS BOOST BRANDS TO SUCCESS

  Noveon uses Celanese acrylates to offer customers in almost all key industries customized solutions in performance coatings for a variety of products, from construction materials to pills.

  ^ Steve Demetriou, 43, is       > > ...smooth, soft, flexible, shiny,         characteristics their customers need.
  President and Chief Executive   transparent, spreadable, soil-resistant,      Noveon calls itself the Specialty
  Officer of the specialties      capable of controlled release - whatever      Chemicals Innovator TM, because the
  chemical company Noveon, whose  properties manufacturers in the paint,        needs of its customers, companies
  headquarters are in Cleveland,  coatings, construction, paper, textile,       producing global brands and
  Ohio.                           personal care and pharmaceuticals             pharmaceuticals manufacturers, are
                                  industries want their products to have,       becoming increasingly demanding
                                  they turn to Noveon. Noveon is a leading      and are changing faster and faster.
                                  expert in innovative specialty chemicals      "If we don't constantly develop new
                                  and a key customer of Celanese Acrylates.     products, we are not going to have a
                                  When you first look at this clear,            successful future. Our emphasis is on
                                  versatile and volatile liquid, you cannot     top-line growth in the value chain,
                                  tell that it contains the building blocks     which must be driven by innovation,"
                                  for the sophisticated polymerization          says CEO Steve Demetriou.
                                  processes which Noveon uses to achieve
                                  the chemical and physical product                For Bill Sedlacek, Senior Vice
                                                                                President for Personal Care and
                                                                                Pharmaceuticals, it is there-

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                                                                                                                                 (9)

[PICTURE OMITTED] [PICTURE OMITTED] [PICTURE OMITTED]  < Quality and reliability serve as      ^ Sarah Coffin, Senior Vice President
                                                       the basis for the cooperation between   Performance Coatings, surrounded
                                                       Bill Sedlacek, Noveon's Senior Vice     by her "customers".
                                                       President for Personal Care and
                                                       Pharmaceuticals, and Ron Edwards,
                                                       Celanese Account Manager.


fore essential that the raw materials Celanese
supplies enable Noveon to distinguish itself
from its competitors in terms of quality and
reliability. This is especially necessary for
special kinds of control-released medication.
Sarah Coffin, Senior Vice President Performance                                         [PICTURE OMITTED]
Coatings, believes that chemical coatings
represent a considerable growth market. "Our
creativity and technological know-how will
continue to be challenged as we try to improve
material properties of such products as water-
borne emulsions or flame-retardant textiles, and
to deal with issues of globalization," Coffin
says. "Celanese's global supply capability
helps us to position ourselves globally," she
adds. <


-----------------------------------------------------------------------------------------------------------------------------------


UCB CHEMICALS - A HISTORICAL RELATIONSHIP

          > > Resin coatings make furniture and              operations and supply the energy and
          compact discs more scratch-resistant and           infrastructure. "We have a close
          durable and inks glossier and more long-           relationship based on trust. A large
          lasting. These coatings are made of                number of the older colleagues are ex-
          socalled Radcure(TM) resins, which form a          Celanese employees who moved to UCB
          solid protective film when subjected to            Chemicals as a result of the takeover,"
          ultraviolet light or accelerated electrons'        says Philippe Goethals, Business
          light. The main advantages are that no             Manager for Graphics and Industrial
          solvents are used and this process is much         Coatings in Europe.
          faster than drying. Celanese Chemicals
          supplies UCB Chemicals, one of the biggest            Expanding on the special relationship
          Radcure(TM) manufacturers, with acrylic            they have in Pampa, Celanese and UCB
          acid and trimethylolpropane.                       Chemicals have formed strong connections
                                                             in Europe as well. "Relationships to
              Celanese and UCB Chemicals have a              commodity suppliers are just as important
          particularly close relationship at the             for UCB Chemicals as those to specialty
          Pampa, Texas facility, where Celanese does         suppliers because we need their help to
          more than supply raw materials. Celanese           minimize the waves in our business
          produced monomers for Radcure(TM) resins           created by fluctuations in prices. We
          at the Pampa site into the 1980s before            share both the good and bad times with a
          selling the unit to UCB Chemicals to               long term perspective of strategic trust,
          concentrate on basic chemicals. Since              creating value through innovation both in
          1986, service agreements have been in              ways of doing business and in breakthrough
          place: The engineering is carried out by           development," says Goethals.
          UCB Chemicals, but Celanese employees
          provide support for the day-to-day opera-


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(10)

                                                                 "By integrating PVOH in our acetyl chain, we
                                                                 strengthened our acetyl chain and our
                               [PICTURE OMITTED]                 ability to satisfy customer needs with
                                                                 technological and cost efficient problem
                                                                 solutions." DAVID N. WEIDMAN, CHIEF EXECUTIVE
                                                                 OFFICER, CELANESE CHEMICALS



FROM CUSTOMER TO COLLEAGUE:
SUCCESS LIES IN THE RIGHT MIXTURE!

          > > Because both the polyvinyl alcohol                 CONTINUING TO DEVELOP THE VALUE CHAIN TOGETHER
          (PVOH) team's expertise and the unique                 With PVOH, Celanese Chemicals has not only
          character of the business were readily                 gained a profitable quality product, but has
          apparent to the Celanese management,                   also made the existing acetyl chain from
          almost all the Air Products employees                  methanol and acetic acid to vinyl acetate
          in the business transferred to Celanese                monomer (VAM) and PVOH more economical.
          after the acquisition in 2000. Today                   Considerable cost reductions were achieved
          they make up about half the PVOH                       through close technical and logistical
          management, as well as the majority of                 cooperation between the VAM plant in Clear
          employees in production. The key factor                Lake and the PVOH production in Pasadena. At
          for the successful integration has been                the same time, the VAM business gained a
          the acceptance of Air Products                         reliable, internal customer with PVOH. For
          colleagues' culture and experiences by                 Roger Farr, Vice President Acetyls Marketing,
          Celanese, and the nice blend of talent                 the deeper insight into the markets and
          from both partners.                                    situations of the VAM customers, which
                                                                 provide a better basis for planning, are
             The market for PVOH is different than               additional major advantages.
          for basic chemicals. That is why the new
          business line is managed relatively                       The PVOH product development team has set
          independently. Technical service is crucial            a goal of identifying new application areas
          to success in the PVOH business. Without               for PVOH. Particularly promising is the use
          it, Celanese would lose many customers or              of PVOH in quality packaging films. Together
          secure less value for its product. However,            with experts from Ticona and Trespaphan, the
          it is necessary to make a distinction                  PVOH team is currently testing opportunities
          between customers here. Certain industries             for new product uses.<
          require and value technical assistance, and
          we work with them to enhance their
          performance while other industries don't.

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CLOSE TO OUR CUSTOMERS - CELANESE CHEMICALS

KURARAY - GROWING WITH EVAL (TM)

             > > Ethylene vinyl alcohol (EVOH) is characterized        feedstock for EVAL, since the Japanese company
             by excellent barrier properties, enabling aromas          began producing the resin in the early seventies.
             and flavors to be retained. In addition, the co-          Kuraray built its Texas plant in Pasadena to
             polymer EVAL(TM) has excellent processing                 ensure a reliable VAM supply from Celanese's Clear
             characteristics. By using Eval(TM) it is possible         Lake plant. The new, modern plant in Antwerp is
             to extend the shelf life and protect the quality          also largely supplied by Celanese.
             of both packaged and fresh foods. It is therefore
             increasingly employed in packaging in the form of            Since the product was launched, its sales have
             film bottle, sheet, pipe and tube, for example, in        grown at a double-digit rate. The European market,
             the food, pharmaceutical and cosmetic industries.         in particular, is enjoying high growth rates at
             EVAL(TM) is also used in new industrial                   present, catching up with the Japanese and the
             applications such as plastic fuel tanks and pipes         U.S. markets where EVOH is more commonly used.
             for floor heating. Since 1972, Kuraray has been
             developing and marketing Eval(TM), which is                  Junshi Hata, President of EVAL Europe, sees
             polymerized from ethylene and vinyl acetate.              several reasons for the long, successful
             Kuraray is a global leader with two subsidiaries -        relationship between Celanese and Kuraray: "High
             EVAL Europe and EVALCA in Texas - and a production        product quality, reliability and competitive
             capacity of around 45,000 metric tons per year.           prices are a 'must' for a long-term business
                                                                       relationship. But we also appreciate our good
                 Celanese Chemicals has been supplying Kuraray         personal relations as well as an open exchange of
             with vinyl acetate monomer (VAM), the most                information on the latest market developments."
             important


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BRILLIANCE AND PROTECTION: THE FUTURE BELONGS
TO POWDER AND WATER-BASED COATINGS

IN THE AUTOMOTIVE VALUE CHAIN, SUPPLIERS HAVE TO MEET THE VERY HIGH REQUIREMENTS OF THE CUSTOMERS. IT TAKES
CREATIVE COOPERATION BETWEEN A PAINT MANUFACTURER SUCH AS DUPONT PERFORMANCE COATINGS, A RESINS SUPPLIER
SUCH AS SOLUTIA AND CELANESE CHEMICALS TO PAINT CARS.


             > > How can you give a fast car a "racy                   ronmentally friendly and to offer good
             dimension"? DuPont Performance Coatings                   product application during the coating
             provides the answer with its current                      process, both during vehicle production and
             range of water-based Standox paint systems                in the body shop.
             such as Avus Galaxy, Catalunya Splash or
             Monte Carlo Red, which produce different                     Because of these requirements, demand
             color effects depending on how light is                   for powder coatings and waterborne coatings
             shed on the paint.                                        is high. The market for these products has
                                                                       been growing at a faster rate than the rest
                Today a lot more is demanded of paint                  of the paint market, as they are now
             than longevity and protection against                     replacing traditional coatings. Today almost
             metal corrosion: It is important to have                  all vehicle bodies are coated with solvent-
             multicolor light effects, brilliance,                     free water-based paints in a so-called
             surface durability, to be envi-                           electrophoretic process. Refrigerators,


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                    [PICTURE OMITTED]



^ Julio S. Farach, Purchase Manager
Europe/Asia, Dupont Performance
Coatings: "The customers we serve        washing machines, heating elements and        IMPROVING COST EFFICIENCY AND COMPETITIVENESS
are extremely demanding in terms         many kinds of furniture are coated with       Manfred Schrod, Managing Director of Solutia
of cost competitiveness, quality         powder coatings. In this process they         Germany GmbH, describes the current business
and service."                            are covered with a special liquid and         relation as fair and competitive: "We are
                                         electrostatically charged, allowing the       dealing with several suppliers and customers.
                                         powder to penetrate all corners and           And the most important factors are, of
                                         cracks. The object is then heated,            course, price, reliability and quality. We
                                         causing the paint to melt. The                therefore appreciate Celanese's contribution
                                         advantages are obvious: electrophoretic       to Solutia to stay competitive."
                                         coatings use almost one hundred percent
                                         of the paint. In addition, powder                His colleague Francis Bertrem, who is
                                         coatings contain no solvents.                 responsible for the powder coating business,
                                                                                       comments on the expectations Solutia has of
                                         IT'S THE VALUE CHAIN THAT MAKES THE           Celanese: "Help us save costs! We are doing
                                         COATING                                       everything to make production more
                                         Before coatings can protect and enhance       cost-effective and to maintain the quality of
                                         the appearance of a bumper, a car or a        our powder enamel. Celanese's knowledge about
                                         piece of furniture, many companies have       the reactivity of raw materials can be as
                                         to combine their competencies: Paint          important to us as constantly improving
                                         manufacturers such as DuPont Performance      logistics." All three companies continuously
                                         Coatings produce paint according to           improve their efficiency, quality and the
                                         complex recipes. They need resins, for        communication among themselves in order to
                                         example from Solutia, solvents and other      stay competitive and flexible toward the
                                         ingredients, for example from Celanese,       requirements of their customers. This is the
                                         and pigments and filling materials. All       best way to grow in the market.
                                         basic components are produced through
                                         complex chemical reactions. In this way,      AN END CUSTOMER WITH HIGH DEMANDS:
                                         Celanese, a producer of solvents,             THE CAR MANUFACTURER
                                         polyols, acrylates and alcohols,              One of Solutia's most important customers in
                                         participates in the production of             resins is DuPont Performance Coatings. And
                                         pigments, resins and other agents
                                         necessary to make coatings.

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                                                      [PICTURE OMITTED]
                                                                                               ^ Manfred Schrod, Managing
                                                                                               Director Solutia Germany Gmbh,
                                                                                               and Francis Bertrem, Business
                                                                                               Manager Powder Coatings Resins,
DuPont's most important customer is the        car industry, DuPont, Solutia, Celanese         value the customer relation to
car industry, which is also a customer         and many other suppliers must work              Celanese: "Solutia relies on
with very high quality standards and           together closely, making their contribution     Celanese's competitive price,
increasing demands. If Solutia wants to        so that the value chain can continue to         constant quality, and reliable
remain in the business, it has to supply       operate efficiently. The automobile             supply."
the coating producers with a consistent        industry demands regular cost reductions,
quality of resin that guarantees               high flexibility in response to
longevity, environmental compatibility,        fluctuations in demand and improving
scratch resistance, color brilliance and       quality. Demands on coatings are increasing
top protection against corrosion, and          - this also means on the chemistry behind
all this at competitive prices. Solutia        the enamel. Resins and coatings
must in turn be able to depend on the          manufacturers are building on the chemical
quality and reliability of the solvents,       expertise of Celanese; they will continue
polyols, acrylates and alcohols from           to do so in the future. <
Celanese.

   Julio Farach, Purchase Manager at
DuPont Performance Coatings for Europe
and Asia, also emphasizes the high
demands placed on suppliers. He expects
excellence in quality and service. It is essential that the product be of a consistent, above average quality. Any deviation causes a change in the coating and this is unacceptable to the customer.
Above average service not only includes
punctual delivery, but also an efficient and flexible business process which can solve problems quickly and react to new demands. Celanese has to be able to deliver these services. At the end of the day, coating manufacturers as well as suppliers must be able to consistently and reliably supply globalized car makers worldwide. To keep up with the fast-paced changes in the

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  CELANESE
  ACETATE
















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     "IF WE WANT TO GROW THE ACETATE FASHION MARKET,

     WE HAVE TO CONTINUOUSLY DEVELOP NEW PRODUCTS

     AND NEW DESIGNS AND KEEP QUALITY AN IMPERATIVE."



     CHIEF EXECUTIVE OFFICER, TEXTIVISION

------------------------------------------------------------------------------------------------------------------------(15)--------

     ACETATE FIBERS ARE BIG IN FASHION

     TEXTIVISION, HEADQUARTERED IN MEXICO CITY, STARTED WITH THE PRODUCTION OF TEXTILES IN 1987. TWO YEARS
     LATER THE COMPANY INTRODUCED ACETATE FIBERS INTO ITS TEXTILES FOR THE FIRST TIME. TODAY AROUND 15 TONS OF
     ACETATE FIBER ARE PROCESSED IN THE FACTORY DAILY.


[PICTURE OMITTED]           > > "At that time we at Textivision didn't have     industry to around 80% of its total business.
                            much of an idea how to use acetate fibers in our    Textivision attributes the company's success
^ Quality assurance         textile production. But Celanese Acetate            to the high standard of quality, the
is a high priority          convinced us to give the versatile fibers a try.    contemporary design and the close business
at Textivision.             We were the first company to successfully           relation to Celanese. Textivision can thus
                            introduce textiles made of acetate fibers into      rely on Celanese' technical support whenever
                            the Mexican fashion market," remembers              productivity needs to be improved or problems
                            Textivision's CEO, with a smile. Today              have to be solved. Trust goes even further
                            Textivision is a major supplier of acetate          than that: Both partners flexibly adapt
                            textiles to manufacturers of fashion apparel in     contracts to current market conditions so
                            Mexico and the U.S. With the creation of NAFTA,     that they can grow long term even under
                            the free trade area of Mexico, the U.S. and         difficult conditions. <
                            Canada, in 1994, Textivision increased its
                            exports in particular to the fashion


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       LORILLARD AND CELANESE ACETATE -
       PARTNERS IN SAFETY, QUALITY AND PRODUCTION





       [PICTURE OMITTED]  > > "Our factory in Greensboro is designed            top quality products and technical
                          for high through-put and efficiency.                  service. A network of technical support
                          Logistics, quality checks, filter                     ensures quick response to customer
                          production, cigarette manufacturing,                  requests. As Peerenboom puts it: "If we
                          packaging, storage and distribution -                 perceive a problem or opportunity for
                          everything has to run like clockwork,"                improvement, we have a number of people we
                          calls out Joseph T. Peerenboom,                       can contact, both in Charlotte and at the
                          Superintendent of Filter Making, above                Celco factory in Narrows, Virginia.
                          the din of the large dryer as the factory             Therefore issues can be addressed almost
                          is toured. "The efficiency of the                     immediately."
                          processes depends on the fact that
                          Celanese supplies a large reliable                       This openness between supplier and
                          quantity of cellulose acetate tow. And                customer is exceptional. It has developed
                          really, we have exceptional quality                   out of long personal relationships at all
                          coming from Celanese. That's a big plus."             levels, from hourly operators to the
                                                                                executive management. The relationship is
                             Security of supply is another reason               based on trust.
                          why Lorillard's production management can
                          sleep well at night. Celanese Acetate has             SAFETY PARTNERSHIP CREATES NEW PERSPECTIVES
                          defined strict quality standards in order             In the 1980s, Lorillard reached a point
                          to be able to supply Lorillard from all               where their equipment processes were quite
                          of its North American production sites in             safe. However, both companies realized they
                          the USA, Canada and Mexico.                           could continue improving safety performance
                                                                                by working together. Recognizing that
                             The relationship between Lorillard and             proper mind-set and behavior are keys to
                          Celanese extends to many areas -                      avoiding accidents, aspects of the safety
                          including two areas where an open, honest             program at Lorillard were then modeled on
                          interaction is especially important:                  those of Celanese Acetate, where the safety
                          quality and safety. Both partners share               focus was transferred away from the equipment
                          sensitive process data in order to further            to the employees. An additional new step was
                          optimize production and make it more                  taken to systematically record and analyze
                          efficient. Should a problem occur with the            near-miss accident data. This enables
                          material or the processing, it can be                 potentially hazardous situations to be
                          analyzed very quickly and addressed. The              recognized and investigated and future
                          personal relationships that have developed            accidents to be avoided.
                          between the companies encourage Celanese
                          Acetate to ensure Lorillard is receiving


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                                                                                             ^ Joseph T. Peerenboom, Superintendent
                                                                                             of Filter Making, Lorillard: "We have
                                                                                             set up an auditing program with
     Roger E. Holland, Manager of Safety at       benefit from the openness. It can only     Celanese. The folks at Celanese
     Lorillard, views safety as a permanent       help when an outsider takes a look at      Acetate regularly have a look at our
     feature of the company's culture: "I         our processes and gives us feedback,"      equipment and processes, with safety
     don't have to bring up the topic again       comments a Celco employee on the           playing a very important part. We were
     and again at the factory. Now I've got       benefits of the interchanges. An           somewhat hesitant in the beginning.
     people pushing me - not only my boss,        operator from Lorillard adds, "Before      Today we know that safety and quality
     but my coworkers." Holland focuses on        I visited Celco, I had no idea how         can be tremendously improved through
     behavior: "All employees should act          complicated the manufacturing process      open cooperation."
     safely even without supervisors telling      of cellulose acetate tow for the
     them to wear safety glasses or earplugs.     filters is. I also learned a great
     I want everybody to buy into the safety      deal from Celco's exemplary safety
     program." Every month the production         efforts." Both companies recognize the
     employees responsible for safety in          efforts of their employees and listen
     their department meet, share their           attentively to the suggestions their
     experiences and talk about how to            safety leaders make, thus continuously
     improve safety.                              improving safety, environmental
                                                  protection and motivation.
        The safety culture has been given a
     further impetus by organized meetings           What is the motivation of the
     between production employees from            employees to participate in the safety
     Celanese Acetate and Lorillard. These        meetings and interchanges in
     safety representatives meet twice a          experience? "We want our coworkers to
     year, once in Narrows and once in            be able to work more safely. That's an
     Greensboro, to share their different         important reason for me," said one
     experiences.                                 employee from Lorillard when asked.
                                                  Another colleague joined in, "It is
                                                  very enjoyable working together with
     SAFETY REPRESENTATIVES TAKE THE COMPANY      our Celanese counterparts. We can learn
     FORWARD                                      a lot from each other."
     Here too, the close personal relations
     and mutual trust are preconditions for
     success. "We all

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    > Quality control is very crucial                                               WHAT ARE THE MOST IMPORTANT SUCCESS FACTORS?
      to Lorillard. Whether in packaging              [PICTURE OMITTED]             Lorillard's management answered this
      or the product itself, everything is                                          question in unison: Personal relationships
      checked either automatically or                                               are behind the successful business
      visually.                                                                     relationships, the stable environment in
                                                                                    the companies and the expertise on both
                                                                                    sides. Cost and prices are important
                                                                                    factors, but they alone do not determine
    [PICTURE OMITTED]                                                               the value of the relationship. Frank
                                                                                    Anderson, Manager of North American Sales
    ^ Safety representatives have                                                   at Celanese Acetate, confirms this unique
    implemented a suggestion for                                                    relationship: "The cooperation has been
    improvement: The cartons are now                                                pleasant and fruitful, because both
    always placed at the appropriate                                                parties respect each other and understand
    height to avoid strain on the                                                   the business." Allen Sallez, Production
    employees' backs.                                                               Manager at Lorillard says the similarity
                                                                                    of the corporate cultures is the basis
                                                                                    for the successful partnership. "Sound
                                                                                    customer-supplier relationships begin with
                                                                                    our common business interests and are
                                                                                    enhanced through personal relationships
                                                                                    throughout our organizations." <


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    "PEOPLE HAVE GOT TO BUY IN"

    HOW DO YOU DEFINE SAFETY?                        and then developing safety programs to
    Based on the thirty years' experience I          address them.                                          [PICTURE OMITTED]
    have in safety, I can say that ten percent
    of safety has to do with safety conditions,      HOW DID LORILLARD AND CELANESE ACETATE             < Roger E. Holland is
    in other words plants, technical equipment       SAFETY TEAMS START SHARING THEIR EXPERIENCES?      responsible for safety at
    etc.; the other ninety percent has to do         WHAT IS SO UNIQUE ABOUT THIS PROGRAM?              Lorilland. Together with
    with human behavior. This means that a good      Some years ago we noticed that accidents were      Celanese Acetate he
    safety manager has to be able to get along       still occurring even though we had focused         developed a cross-company
    with people and understand them.                 our safety programs on all critical aspects.       safety team that has set a
                                                     So we organized meetings between Lorillard         standard in the industry.
    HOW ARE YOU IMPROVING SAFETY BEHAVIOR?           and Celanese to share safety experiences,
    We want our employees to buy in to safety,       which have since led to joint safety teams,
    to work safely on their own instead of the       seminars and a comprehensive exchange of
    supervisors having to constantly check up        information.
    on them. We do have the safety captains that
    go around the factory with their clipboards,
    but what I'm really interested in is how the
    operators behave when their boss steps out
    for a moment. Their behavior depends on two
    things: a high degree of motivation and
    excellent training, in other words
    enthusiasm and knowledge. There is also the
    analytical and strategic part of safety,
    that is, investigating accidents or near-
    miss accidents that naturally occur,


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     GROWTH OPPORTUNITIES IN ASIA

     PARTICULARLY IN THE FAR EAST, ECONOMIC REGIONS ARE INCREASINGLY GROWING TOGETHER. THIS INCREASES THE
     SIZE OF THE MARKETS AND OPENS UP NEW OPPORTUNITIES FOR GROWTH. WHOEVER WANTS TO PARTICIPATE IN THIS
     GROWTH HAS TO HAVE BUSINESS RELATIONSHIPS THAT HAVE WITHSTOOD THE TEST OF TIME.


     ^ Water thin acetate fibers      > > Celanese Acetate has maintained           cals, chemical and petroleum logistics
     wound onto hundreds of rolls     business relationships with customers         and other services, as well as in non-
     rolls are spun into yarns in     in Asia for 45 years. Pumyang in Seoul,       profit organizations. Pumyang is a
     Pumyang's weaving plant in       Korea, is likely the first customer           classic example of the entrepreneurial
     Cheonahn, Korea.                 that the current Celanese AG has been         spirit, hard work and desire for growth
                                      able to gain in the Far East. Pumyang         in Asia.
                                      was founded in the middle of the 1950s
                                      as a trade company, primarily importing       CORPORATE CULTURE IS KEY TO SUCCESS
                                      grains, tallow, cotton, synthetic yarns       Jung Ihn Lee is president of the
                                      and fibers and chemicals from abroad.         Pumyang Group, a company founded by his
                                      Pumyang has now become a diversified          father and uncle that is now listed on
                                      group and a partner in many important         the stock exchange. In contrast to the
                                      joint ventures. It is involved in the         path to success chosen by many Western
                                      construction industry, plant and              companies, Jung Ihn believes that Asian
                                      equipment manufacturing, the production       companies' success depends on a
                                      of textiles and specialty chemi-              different philosophy


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                                                                                             < J.S. Lee, responsible for Pumyang's
                                                                                             textile business, speaks with his team
                                                                                             and Edmond So, Celanese Acetate Asia
                                [PICTURE OMITTED]                                            Manager, about trends in the customer
                                                                                             market; f.l.t.r.S.M. Lee, Director of
                                                                                             Exports; Vice President J.S. Lee; Ed
                                                                                             So, Celanese Acetate Asia Manager


[PICTURE OMITTED]              of life. This philosophy focuses more on a          in Mexico, Celanese supplies Pumyang's large
                               person's motivation and personality and             sizing and weaving plants with yarn
^ The guiding principle        less on his capacity to work. The                   production in Cheonahn and KongJu, Korea.
behind Pumyang's success       employee's inner attitude towards his job,          Pumyang is a market leader in the production
is displayed in the            his company and his colleagues is what is           of acetate linings in Asia. First the wafer-
executives' offices.           important. "So ong" - "do your best" is a           thin acetate fibers are spun into yarn and
                               motto written in calligraphy that is                their surface is treated before they are
                               displayed in the executives' offices. A             woven into high quality textiles on
                               person who does his best - and that does            electronic looms. After passing through dye
                               not necessarily mean the one who does the           houses, Pumyang's linings finally end up in
                               most, but rather one who applies the best           ladies' and men's fashion apparel made by
                               part of his character to a common task -            leading designers located primarily in Asia
                               can be confident that success will also             and Europe. In spite of radical industry
                               ensue for the entire company. Like many             changes and the Asian financial crisis just
                               other Koreans, Jung Ihn is completely               a few years back, there has been an overall
                               optimistic when it comes to this. Even              increase in business volume between Celanese
                               more importantly - he views himself as an           and Pumyang. "How good the customer-supplier
                               entrepreneur. The continuity of                     relationships really are becomes evident in
                               relationships to his international                  difficult times. At Pumyang and Celanese, we
                               business partners and his company's long-           are both determined to work together on a
                               term prospects for development are what             long-term basis," says J.S. Lee, Vice
                               count for him. In addition to that,                 President Textile Business on Pumyang's
                               Pumyang has a strong commitment to                  board.<
                               serving the public welfare, which can be
                               seen primarily in the company's promotion
                               of public health, natural sciences and
                               young artists.

                               THE BUSINESS WITH ACETATE FIBERS
                               Pumyang is Celanese's largest and oldest acetate fibers customer in Asia. From its Ocotlan plant


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                         [PICTURE OMITTED]            [PICTURE OMITTED]                         < < The headquarters of the
                                                                                                Pumyang Group are located in the
                                                                                                city of Seoul, Korea, with a
                                                                                                population of ten million people.

                                                                                                < < Pumyang produces linings on
                                                                                                more than four hundred weaving
                                                                                                looms located at two Korean sites.
                                                                                                The horizontal rows of yarns are
                                                                                                shot through the vertical yarn
                                                                                                rows in milliseconds, using mainly
                                                                                                computerized air jet looms.

-----------------------------------------------------------------------------------------------------------------------------(21)---

"CELANESE AND PUMYANG ARE IN THE SAME BOAT"                                                               [PICTURE OMITTED]


HOW DID PUMYANG MANAGE TO BECOME ONE OF THE          gy here can only be that we remain No.1 in       ^ In his father's house built
LEADING COMPANIES IN KOREA IN JUST A FEW             acetate linings. In fact we have increased       in the traditional Korean
DECADES, WHILE BELONGING TO THE RATHER SLOWER        our market share in spite of the overall         architectural style, CEO Jung
OLD ECONOMY?                                         decline in demand for acetate filament. One      Ihn Lee reflects on the
We began as a trading company and tried from         of the reasons we were able to do this is        beginnings and the future of
the very beginning to act as an agent                because of the excellent technological and       Pumyang, the company founded
between global suppliers and regional                business relationship we have with Celanese.     by his father.
customers. We entered into important joint           Celanese Acetate is our exclusive supplier
ventures with international companies.               of acetate fibers. Also in the future it
Dealing and thinking in global terms are             will be important to maintain a relationship
certainly inherent to Pumyang. One                   based on absolute trust and focused on
characteristic of Pumyang is diversification         quality. Good communication is key to success
of entrepreneurial risk. Our conglomerate            in good as well as in bad times.
structure allows us to survive even in weak
economic phases and to grow. We are able to          WHAT ROLE WILL THE DEVELOPING CHINESE MARKET
leverage the advantage of having very good           PLAY?
business relationships in the Asian region.          We benefit from the geographic proximity and
                                                     the long-standing relationships we have had
HOW WILL PUMYANG'S TEXTILE OR ACETATE                to our Chinese business partners. Now that
BUSINESS DEVELOP IN THE FUTURE?                      China has been admitted to the WTO, the
The textile industry has undergone                   relationships will become more intensive and
far-reaching structural change and is just           we will participate in the continued growth
as exposed to recessions as other                    of this market. On-site investments will
industries. We are seeing acetate fibers             complement our export activities. For
being replaced by polyester in many                  example, we are in the process of building a
applications. Our strate-                            dye house in China for our acetate linings.


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                               [PICTURE OMITTED]

    TICONA













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     "OUR TOYS HAVE TO FEEL RIGHT, FIT RIGHT AND LOOK

      RIGHT EVERY TIME. THAT'S WHY K'NEX RELIES ON THE

      ADVANCED TICONA POLYMERS."

      BOB GLICKMAN, VICE CHAIRMAN, K'NEX


------------------------------------------------------------------------------------------------------------------------------(23)--

      TEAM PLAYERS FOR KIDS AND FOR THE MARKET




               > > In Rodon's nearly deserted aisles, 106        them. Therefore K'NEX accurately defines the
               fully automated injection molding machines        specifications for the polymers and the
               run seven days a week, 24 hours a day,            production, which is handled by the
               producing plastic parts in all colors and         injection molder Rodon. Christopher Hughes,
               shapes imaginable. Above the din of the           Production Manager for Rodon, sees the basis
               robotics and the machines, Lowell Allen,          for decades of successful cooperation in
               Rodon's Vice President, Manufacturing,            this division of labor: "We are team
               praises the cooperation with Ticona:              players. Ticona's polymers, Rodon's molding
               "Marshall Carr is very knowledgeable and has      technology and K'NEX's design and marketing
               helped us with a lot of issues. Over the          know-how are behind the wonderful success
               years, the business relationship has become       for kids and for the market."
               a true friendship. In my opinion, that is
               the basis for our strong partnership."            FROM INJECTION MOLDING TO CONSTRUCTION TOYS
                                                                 Since the 1950s, Rodon has been producing
                  As a manufacturer of technical polymers,       plastic molded parts for a variety of
               Ticona offers its chemical know-how in            applications in practically all industries.
               polymers and process technology. The toy          In the beginning of the 1990s, one of the
               producer K'NEX develops product ideas and         two brothers who head Rodon
               successfully markets

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      "TICONA CAN HELP US GROW"

      MR. ALLEN, THERE ARE LOTS OF POLYMER SUPPLIERS        HOW DOES RODON DISTINGUISH ITSELF FROM ITS
      AROUND. WHY DO YOU COOPERATE WITH TICONA?             COMPETITORS?
      Ticona has become our most important polymer          Our strength has always been technology. We
      supplier. Our experience of over 25 years             design our production technology ourselves       ^ Lowell Allen, Vice
      has been very positive: good product quality          and keep our equipment up-to-date. This means    President Manufacturing
      at competitive prices, excellent people and           we concentrate on performance polymer            (left), and Marshall
      mutual trust. I only need to call Marshall            applications and leave the mass market to        Carr, Account Manager
      Carr or one of the others in technical                the others. And because we require such high     Ticona, discuss the
      customer service at Ticona when I have                quality, we also need a reliable leading         injection molding
      problems with the material or the production          polymer manufacturer like Ticona.                process of K'NEX
      process.
                                                            HOW WILL YOUR COOPERATION DEVELOP IN THE FUTURE?
      WHAT IS MORE IMPORTANT TO RODON, THE PRICE            We want to continue to grow. And we know we
      OF THE RAW MATERIAL OR TECHNICAL SERVICE?             can do that with Ticona. Rodon and K'NEX
      Product quality, a reliable supply and                need Ticona's knowhow; we contribute
      technical service. We get deliveries of               production and market expertise. That is why
      resin even when the demand is significantly           your researchers' new developments such as
      higher than production. And we can always             the hard-soft combinations with Celcon are
      count on the excellent technical service              very exciting for us.
      when it comes to injection molding and
      processing. You don't get all of that if you
      are only driven by price and are constantly
      changing suppliers.

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^ "Our K'NEX vehicles are a                     [PICTURE OMITTED]          > developed a new construction toy: K'NEX.
staple. Kids love the realistic                                            Shortly after it was introduced to the U.S.
styling and variety of these                                               market, K'NEX became a popular construction
models," explains Bob Glickman,                                            toy that is now marketed worldwide. Today,
Vice Chairman, K'NEX.                                                      as part of the Rodon Group, K'NEX is bigger
                                                                           than the injection molder and is Rodon's
                                                                           most important customer by far. The big hit
                                                                           last Christmas season was a roller coaster
                                                                           that was sold out weeks before Christmas. At
                                                                           K'NEX, developers are already busy creating
                                                                           future models for years to come. At K'NEX,
                                                                           employees get paid to play, explains Bob
                                                                           Glickman: "The fun part is to work with
                                                                           imagination, to visualize ideas and to
                                                                           actually create them. The hard part is the
                                                                           technical stuff and the right price." Anna
                                                                           Zimmer is one of the developers. She takes
                                                                           her product ideas to Rodon's engineers and
                                                                           discusses the options and manufacturing and
                                                                           material demands. Rodon and Ticona are
                                                                           responsible for production, while K'NEX
                                                                           continues to focus on its customers - kids
                                                                           and their parents - as well as the
                                                                           retailers. At the end of the day, it's the
                                                                           kids who decide what sells well and what
                                                                           sits on the shelves.<

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                                                                  [PICTURE OMITTED]






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     MATRIX IS REALLY BIG AT THE MICRON LEVEL

     WITH MICRON TOLERANCE INJECTION MOLDING, THE SMALLEST TECHNICAL COMPONENTS CAN BE PRODUCED FROM
     PLASTIC WITH A HIGH DEGREE OF PRECISION. MATRIX, INC. USES TICONA ENGINEERING POLYMERS TO MEET THE NEEDS OF ITS CUSTOMERS.



     ^ Matrix is a leading injection   > > "Execution is everything," explains John     is a high precision injection molding
     molder of polymer components      Medgyesy, Vice President of Sales &              company that focuses on demanding niches in
     with micron tolerances.           Marketing, about Matrix, Inc., located in        markets ranging from traditional to cutting
                                       East Providence, Rhode Island. "We               edge applications. Current examples include
                                       consistently deliver more than most              automotive connectors, impellers and filter
                                       injection molders can promise. That's why        housings for water and fuel handling
                                       our customers come back to us." He expects       applications, high temperature thermoplastic
                                       the same reliability from Ticona. "Ticona        resins and many other applications in
                                       delivers superior polymers on time and with      traditional markets. Matrix also makes new,
                                       the professional service we need to produce      exciting markets accessible for its
                                       higher quality parts."                           technology capabilities: The
                                                                                        opto-electronics market needs micron
                                          Reliability, innovation and quality are       toleranced and integrated-lens components,
                                       the foundations of successful customer           while the electronic and automotive markets
                                       relations. This is true for both Matrix and      require encapsulation molding of printed
                                       Ticona. Matrix


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                              [PICTURE OMITTED]            [PICTURE OMITTED]    < < Preperation and inspection of a high
                                                                                volume automotive connector molded in
                                                                                Celcon(R) acetal copolymer.


                                                                                < These electronic components are checked
                                                                                in quality control for shape stability
                                                                                and conformance to specifications.



                              circuit boards and a broad variety of             allows for only the most minute deviations
                              sensing components. New markets appear on         from specifications by precisely controlling
                              the horizon; and Matrix is looking to round       important parameters like temperature and
                              out its portfolio by targeting medical            pressure.
                              companies where these same capabilities will
                              be an asset.                                         One example is an optical transceiver
                                                                                subassembly for IBM, a hollow conical-shaped
                                 Manufacturers of sensors, electronic           cylinder that weighs less than four grams
[PICTURE OMITTED]             components and communication constituents         and has a wall thickness of less than 0.5
                              strive to improve the performance of their        millimeters. One side holds a lens that
^ John Medgysey, Vice         products. Some of this improvement is based       focuses light from a diode into an optical
President of Sales and        on the continuous efforts of Matrix to            fiber. The part demands great precision, so
Marketing, gives a tour       improve the already high level of its             that most of the light passing through the
of the production             quality and of Ticona to improve the              lens strikes the core of the glass fiber to
facility with 37 injection    performance of its polymers.                      provide minimal data loss. To meet tolerances
molding machines that run                                                       of under 4 microns, Matrix molds these parts
seven days a week around         Matrix's precise technical components          from Fortron(R), a linear polyphenylene
the clock.                    underlie many recent innovations in               sulfide. This material provides the stability
                              telecommunications, information technology        to hold those critical dimensions over mass
                              and automotive electronics. As a pioneer in       production.
                              micron toleranced injection molding, Matrix
                              is dependent on suitable polymers. The               To better serve its customers, Matrix relies
                              materials must possess properties such as a       on strong relationships with its material
                              high degree of geometric stability and high       suppliers. The polymers, even if supplied in
                              rigidity, so that technical components can        large batches, must run smoothly in the
                              perform during assembly processes and in the      production molding machines to ensure that
                              field. For over 20 years, Matrix has              the physical properties and dimensions of
                              increasingly used Ticona polymers like            the molded parts remain constant. For John
                              Celcon(R), Celanex(R), Vectra(R), and             Medgyesy and his colleagues, it is assuring
                              Fortron (R) with excellent results. A             to have quick access to Ticona's highly
                              process controlled by microprocessors and         responsive technical service.<
                              materials with excellent dimensional
                              stability


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     FORM FOLLOWS FUNCTION

     HANSGROHE WITH ITS HEADQUARTERS IN SCHILTACH IN THE BLACK FOREST HAS BEEN ONE OF THE MOST WELL-KNOWN
     COMPANIES IN THE SANITARY FIELD SINCE 1901. ITS CUSTOMERS ARE CONVINCED BY THE INNOVATIONS AND QUALITY
     OFFERED BY HANSGROHE, WHICH IN TURN HAS RELIED ON TICONA'S TECHNICAL POLYMERS FOR MANY YEARS.



     ^ Guido Steffens, Polymer       > > The entrance to the Aquademie is             Germany and this tendency is increasing. The
     Engineer at Hansgrohe,          breathtaking: shower temples, elegant shower     company expects the share of foreign
     explains modern fixtures        panels and designer showers in post-modern       business to continue to grow in the future.
     testing to Thomas               surroundings. One automatically associates
     Kleinstrass, Ticona             excellent design, technical innovations and      SHOWER HEAD INNOVATIONS
     Account Manager.                quality with the name Hansgrohe. The company     The development in shower systems right up
                                     has received countless design prizes and was     to today's shower heads with an assortment
                                     also recognized for its environmental            of functions can be seen in the Aquademie.
                                     management and watersaving technologies. It      In the beginning there were mainly just a
                                     started as a small metal processing company      water flow and a spray disc, whereas today's
                                     in the Black Forest, then developed into a       customer can expect a variety of spray
                                     market leader in shower systems with global      modes, user-friendliness, watersaving
                                     production and sales. Hansgrohe does about       functions and longevity from shower systems.
                                     seventy percent of its business outside          Hansgrohe has developed all these solutions.>

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                                                                 In 1968, Hansgrohe introduced the first
                                                                 showers with variable spray modes onto the
                                                                 market - Selecta. Since then, shower heads
                                                                 have become more and more sophisticated.
                                                                 Nowadays customers demand water saving
                                                                 options for showers too, for example with
                                                                 variable nozzle sizes. All these demands on
                                                                 shower heads require wellconstructed
                                                                 solutions as well as high performance
                                                                 materials, which is why Hansgrohe prefers to
                                                                 use the technical polymer Hostaform(R) made
                                                                 by Ticona.

                                                                    Hansgrohe has even solved the annoying
                                                                 problem of lime scale deposits with
                                                                 intelligent technical solutions such as
                                                                 filtering candles, movable cleaning pins
                                                                 built into the nozzles, and elastic burls on
                                                                 the shower face. High-performance materials
                                                                 are behind these de-scaling functions,
                                                                 proving that Hostaform is a polymer with a
                                                                 future.

                [PICTURE OMITTED]                                PROBLEMS SOLVED IN PARTNERSHIP
                                                                 The company is dedicated to top quality.
                                                                 Hansgrohe showed just how serious it is
                                                                 about this in the nineties when complaints
                                                                 lodged with all manufacturers of shower
                                                                 heads and bathroom fixtures escalated.
                                                                 Customers were complaining about technical
                                                                 defects appearing in fixtures that had only
                                                                 been used a short while. Hansgrohe reacted
                                                                 quickly, searching for the cause of the
                                                                 defects: The plastic parts used in the
                                                                 shower heads, for example in the rotatable
                                                                 water stream disc, were being completely
                                                                 destroyed by bath-


                                                                 < The largest roof-integrated solar
                                                                 power plant in Europe was put into
                                                                 operation at the Offenbach plant in
                                                                 1993. It represents the company's
                                                                 dedication to environmental protection.







                                                                        [PICTURE OMITTED]




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     CLOSE TO OUR CUSTOMERS - TICONA                                                                                           (29)


     Karl-Heinz Hamman, Board
     Member at Hansgrophe: "We
     are prepared to develop and                         [PICTURE OMITTED]
     implement new materials with
     Ticona. Together we can meet
     customer needs and remain a
     global leader."




     room cleansers. As manufacturer of                     against acid and was suited for mass
     Hostaform, the most important technical                production. When this jointly developed
     polymer for this application, Ticona was               polymer was introduced, the number of
     informed by Hansgrohe, who also gathered               complaints registered immediately declined.
     manufacturers of bathroom cleansers around             Hansgrohe was able to maintain its
     the table to develop a joint solution to the           reputation as a leader in innovation.
     problem. Hansgrohe gave all parties a
     practical test to determine the effects of                Such joint efforts aimed at solving
     cleansers on fixtures. After impressive                problems and satisfying customer needs serve
     experiments, the leading manufacturers of              as the basis for the particularly intensive
     cleansers agreed not to use particularly               partnership between the two companies.
     aggressive active ingredients and high                 "Ticona is exemplary in supplier reliability
     concentrations of them. Ticona developed and           and quality," comments Ulrich Jaeckle,
     tested an entire range of modified Hostaform           Director of Logistics at Hansgrohe. "This is
     types in a short amount of time. Hansgrohe             why we are continuing to work with Ticona,
     then carried out intensive testing on four             lowering costs together to remain
     promising types of polymer. Hostaform-XAS              competitive. I see a lot of opportunities,
     proved to be the most resistant                        for example further standardizing the
                                                            polymer types and interconnecting the
                                                            logistics."<


     [PICTURE OMITTED]              [PICTURE OMITTED]       < < During the process of galvanization,
                                                            shower heads are mounted on frames and
                                                            passed through 41 different acid and
                                                            cleansing baths.

                                                            < Guido Steffens, Hans-Peter Schulz,
                                                            Quality Management Directors at Hansgrohe,
                                                            Thomas Kleinstrass and Carsten Woerner,
                                                            Technical Marketing Ticona, discuss POM
                                                            injection-molded parts for shower heads.
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                               [PICTURE OMITTED]





   NUTRINOVA
















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     "NUTRINOVA HAS FOOD INGREDIENT TECHNOLOGIES THAT

     ARE VERY RELEVANT FOR OUR FUTURE. WE BELIEVE THAT BY

     COLLABORATING BEYOND THE NORMAL SCOPE OF SUPPLIER

     RELATIONSHIPS WE HAVE THE CHANCE OF DEVELOPING A

     COMPETITIVE ADVANTAGE AND OF BUILDING A WIN-WIN

     RELATIONSHIP FOR BOTH COMPANIES."

     DANNY STRICKLAND, SENIOR VICE PRESIDENT INNOVATION, TECHNOLOGY & QUALITY, GENERAL MILLS


------------------------------------------------------------------------------------------------------------------------------(31)--

     GENERAL MILLS MAKES EATING
     APPETIZINGLY HEALTHY




               > > Honey Nut Cheerios, Chex Morning Mix,            than 100 U.S. consumer brands, more than 30
               Wheaties Energy Crunch, Harmony, Betty               of which generate annual retail sales in
               Crocker, and Yoplait Go-Gurt represent just          excess of US $100 million. Included in the
               a small selection of the products that are           U.S. portfolio are some of the nation's most
               increasingly found on the breakfast table in         popular brands, such as Big G cereals,
               a modern household or make up snacks and             Yoplait and Colombo yogurts, Betty Crocker
               meals at work and at home. One of the                desserts and dinner mixes, Totino's frozen
               world's largest and oldest food companies is         pizza and snacks and Progresso
               behind these popular brands: General Mills.          ready-to-serve soups. General Mills is also
               The company's roots can be traced back to            a major supplier of baking and other food
               1866. General Mills now has total annual             products to the food service and commercial
               sales of US$ 13.5 billion. Just last year            baking industries. Moreover, General Mills
               General Mills took another considerable              has joint ventures with Nestle - Cereal
               growth stride with the acquisition of                Partners Worldwide - and PepsiCo - Snack
               Pillsbury. It also has more                          Ventures Europe.


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          "OUR GROWTH STRATEGY IS INNOVATION"


          HOW DO YOU ACHIEVE INNOVATIONS IN THE FOOD      where we collaborate with Nutrinova. Sunett
          INDUSTRY?                                       (R) can serve as an example of such a           ^ Danny Strickland, Senior
          For one, we strive to improve the quality of    relationship here. As we continue to search     Vice President of
          our existing brands; for another, we develop    for value-added technologies,we view            Innovation at General
          breakthrough innovations - new products and     Nutrinova as an important strategic partner.    Mills has made
          hopefully new brands. In both cases, it is      Today we cannot and we also do not want to      technological progress and
          very important to recognize consumer            operate our entire R&D in-house. We need        quality improvement top
          expectations and trends in the nutrition        ideas from outside and want to be involved      priorities at General
          industry early enough and to understand         in the development process as early as          Mills.
          them. That sounds simple enough, but behind     possible. We encouraged Nutrinova as the
          that is one of the largest R&D budgets in       sole food ingredient supplier to join the
          our industry and a great deal of creativity.    Sherbrooke Fund, a Venture Capital Fund
                                                          which invests exclusively in the area of
          WHAT TRENDS DO YOU SEE IN NUTRITION?            health and wellness. This complements the
          We are not in the commodities business, but     classical way of doing R&D.
          thrive on satisfying high quality needs from
          health-conscious consumers. Consumers in
          this market are going to continue to focus
          on convenience, on great taste and health
          benefits.

          HOW HAVE YOU BEEN SUPPORTED BY NUTRINOVA?
          You often obtain good taste and a good
          health profile just through food
          ingredients. That is one interface


------------------------------------------------------------------------------------------------------------------------------------

          > Danny Strickland, Senior Vice                                            SETTING THE PACE IN FOOD TECHNOLOGY
          President of Innovation, enjoys                                            In the James Ford Bell Technical Center on
          trying the latest nutritional                   [PICTURE OMITTED]          the outskirts of Minneapolis, around 1,200
          creations developed in the test                                            researchers, food, production and quality
          kitchens at General Mills'                                                 assurance engineers and packaging experts
          Technical Center in Minneapolis.                                           are working together. General Mills' food
                                                                                     products are "composed" here, from basic
                                                                                     research to packaging. The success of this
                                                                                     research and development is evident in that
                                                                                     a good 25% of General Mills' total sales are
                                                                                     from products less than five years old.

                                                                                        With its food ingredients business,
                                                                                     Nutrinova is Celanese's partner to General
                                                                                     Mills, one of the leading food companies
                                                                                     worldwide. With Nutrinova's products, we
                                                                                     contribute to the success of General Mills
                                                                                     and participate in its growth.

                                                                                        General Mills has built its brands by
                                                                                     improving them in ways that give consumers
                                                                                     what they're looking for - great tasting
                                                                                     products that are "good for you" and are
                                                                                     either easy to prepare or grab-and-go
                                                                                     convenient. Without nutritional science and
                                                                                     technology, this type of product innovation
                                                                                     would not be possible.<


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                              [ PICTURE OMITTED ]





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        DRINKING IS MORE THAN A BASIC NEED

        COCA-COLA IS THE BRAND OF ALL BRANDS. THE HEADQUARTERS IN ATLANTA GIVES THE VISITOR AN IMPOSING
        IMPRESSION OF WHAT IS BEHIND THIS COMPANY'S SUCCESS: IT IS A WORLDWIDE COMPANY CHARACTERIZED
        BY OPENNESS AND A DEFINITE SENSE FOR THE WELL-BEING OF PEOPLE.



                 Today, the Coca-Cola Company is aggressive-         on suppliers that are able to make a key contri-
              ly expanding its product range beyond the simple       bution to the quality of upmarket refreshment
              moment of refreshment embodied by Coca-Cola            beverages. For Nutrinova, Celanese's food ingre-
              classic. While carbonated soft drinks are still the    dients business, this was an opportunity to estab-
              company's most important segment and the one           lish a partnership with Coca-Cola.
              most connected with their unique brands and
              special aura, the company is also providing new        MORE OPTIONS FOR CONSUMERS
              beverage options that meet consumers' need for         Richard Kool, Strategic Procurement Manager
              rejuvenation, replenishment, health and nutri-         Ingredients, and Norma Moore, Director of Pur-
              tion. Modern beverages are not only thirst-            chasing Ingredients & Juice, summarized this
              quenchers. Flavor, digestibility, availability and     relationship: "Nutrinova helps us to meet the
              shelf-life are important demands placed on the         needs of our customers while bringing tremen-
              manufacturer. That is why Coca-Cola depends            dous value to our company." According to Rick
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

                             Kool, as the consumer is not particularly inter-ested in the individual ingredients in the bever-age but in the overall brand, taste and good feel-ing, it is important that the ingredients not interfere with this complex sensation but support it. "I think there is a growing consumer interest in a wide range of beverage options that are appro-priate for different occasions. The high-intensity sweetener Sunnett does an excellent job of allow-ing us to formulate drinks for consumers who want fewer or no calories on certain occasions.
                             It is used in some brands of Coca-Cola's light beverages."

   [ PICTURE OMITTED ]

                             INNOVATIVE PARTNERSHIP
                             Coca-Cola wants to expand its leading position in the refreshment beverage market."Growth in this sector," says Rick Kool,"can only be captured with innovation. You have to be quick on your feet and have ideas that the consumer will accept. It's more important to be creative at times than it is to be going through with the plan that you know is going to be successful. Sometimes you have to be a risk-taker. "Rick Kool not only values Nutrinova as a supplier of a successful sweetener, but also as a partner in a new kind of business relationship. The way in which Nutrinova's R&D department has shared its knowledge base with Coca-Cola's marketing department has proven especially valuable to Coca-Cola. This profes-sional and cross-company relationship has accel-erated the development of marketable products and is very beneficial to both partners and quite unique in a supplier-customer relationship, explains Kool.


                             TRENDS AND JOINT OPPORTUNITIES
                             Coca-Cola is a global brand that would increas-ingly like to creatively unite its quality standard

                                         [ PICTURE OMITTED ]

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                                                                            (35)

CLOSE TO OUR CUSTOMERS - NUTRINOVA


                             and its know-how with the special needs of
                             a region. The mango-based product line Mozza in
                             India is an example of that. That is why Coca-Cola
                             operates regional research centers that cooperate
                             very closely with local marketing, business units
                             and bottlers to develop products that are dis-
[ PICTURE OMITTED ]          tinctly for that particular local consumer taste
                             and preference." It is absolutely critical that we have suppliers that can work with us in that way.
                             We are no longer a corporation at a headquar-ters, sending things out to the field, but operate from the middle of a network. Nutrinova seems to be operating much in the same way. It meets the preconditions for cooperating together with us on a global basis to develop new ingredients," says Rick Kool, looking ahead to the future.

                             < RICHARD J. KOOL, STRATEGIC PROCURE-
                             MENT MANAGER INGREDIENTS, SEES BIG
                             OPPORTUNITIES IN INTENSIFYING THE
                             PARTNERSHIP WITH NUTRINOVA.

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      "FIZZION TURNS IDEAS INTO BUSINESS"

MR. MITCHELL, WHAT IS FIZZION?                       WHAT HAVE BEEN YOUR EXPERIENCES WITH FIZZION?

Fizzion started about one and a half years           DO YOU ALREADY HAVE A SUCCESS STORY?
ago to support early-stage technology companies
or small entrepreneurial companies with new          Even though we have Coca-Cola backing us, we            [ PICTURE OMITTED ]
concepts in building business which had              are still a start-up company ourselves. One big
application for Coca-Cola. We call this              advantage we have is our relationship with the
"incubation." We now also make strategic             Advanced Technology Development Center (ATDC)of
investments or build strategic alliances.            the State of Georgia, which gives us access to
                                                     its very broad network and many years of experience
CAN YOU DESCRIBE WHAT FIZZION'S WORK IS IN DETAIL?   with start-up firms. We also have our web page
                                                     (www.fizzion.com), which enables companies to
Our work started when we recognized that             submit their business plans and ideas to us. After  MATTHEW W. MITCHELL,
Coca-Cola can not only grow based on its             all, Nutrinova encouraged us to participate in the  FINANCE EXPERT, EVALUATES
internal resources, but that there is a lot          Sherbrooke Fund, where leading food companies       BUSINESS BUILDING IDEAS AND
of creativity out there that cannot be               collaborate on research and providing venture       FORMS TECHNOLOGY ALLIANCES
commercialized on its own. That is to say we         capital. We are not only interested in food         FOR COCA-COLA. HE IS A
organize synergies which offer a win-win situation   technologies, but in all ideas,for example also     MANAGER AT FIZZION,
to all partners. We primarily provide capital        in IT, which can build Coca-Cola's business.        COCA-COLA'S NETWORK
and give start-up companies the chance to validate                                                       INCUBATOR.
their ideas by putting them to work in our company.
We, on the other hand, gain access to the newest
technological trends.

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                                                                            (37)







"WE HAVE TO SATISFY OUR CUSTOMERS' NEED FOR FLEXI-

BILITY. TRESPAPHAN IS A GOOD PARTNER TO HELP US

IMPROVE THE SPEED OF OUR COMMUNICATIONS AND

THUS OUR ABILITY TO REACT QUICKLY."



GRAHAM M. HIBBERTS, COMMODITY PURCHASING MANAGER, ALCAN PACKAGING

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DECORATIVE PROTECTION - PLASTIC FILMS
CONTINUE ON THE ROAD TO GROWTH


THE FUNCTION OF PACKAGING IS TO PROTECT PRODUCTS AND CATCH THE ATTENTION OF THE BUYERS. THIS IS EXACTLY
ALCAN PACKAGING'S STRENGTH:PRINTING AND COATING PLASTIC FILMS AND OTHER PACKAGING MATERIALS.


                            Cartons, bottles, containers, foils and boxes     particularly proud of the Internet-based
                        in materials such as plastic, aluminum, paper,        information system which enables Alcan
                        cardboard and steel can be used as packaging,         Packaging to check on orders being pro-
                        which is available for a wide variety of applica-     cessed, inventory on hand and production plan-
                        tions and markets. Alcan Packaging covers them        ning at Trespaphan at any time.
[ PICTURE OMITTED ]     all. With sales approaching three billion dollars,        Customers demand reliability, cost awareness,
                        Alcan Packaging is a global leader - and Trespa-      quality, environmental protection and continuous
                        phan one of its top suppliers.                        improvement from their suppliers. This is why experts
PHILIP BRAKE, BUYER,        To remain flexible, Alcan Packaging has to        at Alcan and Trespaphan work together to improve
BRISTOL PLANT: "THANKS  be able to rely on Trespaphan. John Hall, Global      packaging films, for example,barrier properties of
TO THE JUST-IN-TIME-    Purchasing, Graham M. Hibberts, Commodity Purchasing, films, so that food products do not spoil or products
SUPPLY, WE NEED LESS    and Max Giles, Trespaphan's Key Account Manager, are  cannot be easily tampered with.
STORAGE CAPACITY."
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(38)



                              [ PICTURE OMITTED ]



"The success of the Pathfinder mission was a breakthrough for us and for Celanese Ventures. Since then we have identified applications for Vectran, such as space suits, air cranes and ballutes. Superior product characteristics and professional support by the Vectran crew will make for new business opportunities."

DOUG DURNEY, MARKETING DIRECTOR, ILC DOVER



ON A SPACE MISSION WITH VECTRAN(R)

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                  On July 4, 1997, the Pathfinder flew through     Since this success, ILC Dover has been using the
              the thin Martian atmosphere and landed on the        fibers in other products: as ropes for hoisting
              rocky surface of the red planet - its landing suc-   the heavy loads that are transported through
              cessfully cushioned by a giant system of airbags.    giant airships, high-performance parachute braking
              That was a big day for ILC Dover, the producer of    systems, airbags for payload protection of Mars
              the airbags, and for Celanese Ventures, whose        planetery landers, and of course for space suits.
              Vetran(R) fibers give the airbags their enormous         Protective space suits for astronauts are
              tear-resistance. Vectran is a fiber spun from        still the most well-known product of this company
              Vectra liquid crystal polymer with exceptional       located in Frederica, Delaware. They adorn the
              strength and rigidity. These properties make Vec-    company's business cards and can be found throughout
              tran a serious contender for substituting other      the building. At present, a new generation of space
              fibers and steel in a large number of applications.  suits is being developed and
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CLOSE TO OUR CUSTOMERS - CELANESE VENTURES                                  (39)


< > ILC DOVER HAS BEEN
EQUIPPING ASTRONAUTS WITH
SPACE SUITS FOR GENERATIONS.
THE LATEST GENERATION OF        [ PICTURE OMITTED ]
SPACE SUITS, WHICH ARE
REINFORCED WITH VECTRAN
FIBERS, IS BEING TESTED HERE.

                                [ PICTURE OMITTED ]





        [ PICTURE OMITTED ]                              [ PICTURE OMITTED ]



   THE NEXT MARS MISSIONS WILL
BE EQUIPPED WITH THESE HIGH TECH
AIRBAGS. MORE INFORMATION CAN BE
FOUND ON THE INTERNET AT:
HTTP://MARS.JPL.NASA.GOV








produced, in which Vectran will also be used.
The gloves in particular need to meet very high standards. They not only have to protect against the cold, radiation and small particles, but must offer the astronauts maximum flexibility and very sensitive use of their fingertips. Only gloves reinforced with Vectran can meet the needs of NASA and its astronauts.<

                                                "MY PEOPLE DESERVE
                                                 THE VERY BEST
                                                 PROTECTION THAT
                                                 THEY CAN GET."





                                   When it omes to saving lives and protecting
                                 other firefighters, Captain Dean W. Cox makes no compromises. "I am in the field myself six days a month and know from my own experience that PBI Gold(R) offers the best protection against injuries."

                                   Captain Cox is responsible for equipping
                                 the more than 1, 400 firefighters in Fairfax
                                 County, located outside Washington, D.C. As a member of the National Fire Protection Association (NFPA), he works to develop standards for protective gear.
    [ PICTURE OMITTED ]
                                  Since being introduced in 1986, the high-tem-
                                 perature-resistant polymer fiber PBI from
                                 Celanese Ventures has become the material widely preferred by U.S.fire departments for firefighting apparel, in spite of being more expensive than competing materials. Captain Cox emphasizes the difference between cost and value. "PBI saves lives, prevents injuries and is more durable. That is reason enough for me and many of my firefighting colleagues to insist on this material."

                                 FUTURE CHALLENGES IN FIRE FIGHTING
                                 AND DISASTER PROTECTION

                                 There are 26 highly trained and well equipped disaster protection teams in the U.S., which are deployed to national and international disaster areas. As head of one of these teams, Captain Cox was assigned to the earthquake areas in

-------------------------------------------------------------------------------

CLOSE TO OUR CUSTOMERS - CELANESE VENTURES                                  (41)







                               [ PICTURE OMITTED ]






-------------------------------------------------------------------------------------------------------------------------

Armenia, Turkey and Columbia.                                                            FIREFIGHTERS PERFORM
He was also sent to Nigeria                                                            DRILLS ON SPEED AND
and Kenya after the devastating                                                        READINESS FOR ACTION
terrorist attacks on the embassies                                                     NEARLY EVERY DAY IN
there and to the Pentagon on                                                           TRAINING CENTERS AND
September 11th.                                                                        AT FIRE STATIONS.
   The normal heavy duty bunker
gear worn to fight fires in buildings                 [ PICTURE OMITTED ]
is less than ideal for such missions.
That is why he and other fire fighting
professionals together with Celanese
developed a new lighter weight protective                                              < KIMBERLY HENRY, CELANESE VEN-
garment which protects against flash                                                   TURES MARKETING REPRESENTATIVE
fires and other hazards associated with                                                FOR PBI GOLD, TALKS TO CAPTAIN
disastrous incidents. These prototype                                                  COX IN THE LOCKER ROOM ABOUT
garments are now being tested by the                                                   HANDLING PBI PROTECTIVE GARMENTS
rescue teams.                                                                          TO BEST PRESERVE THE MATERIAL'S
   This joint development effort and                                                   FUNCTIONALITY.
the support extended to the NFPA and at              [ PICTURE OMITTED ]
end-user training shows stem from a
working relationship based on mutual trust
between the Celanese Ventures' PBI team and
Captain Cox over many years. They regularly
share information and discuss suggestions
for improvement. For Captain Cox, Celanese's
contribution is key: "Without the expertise
and the patience of Celanese, many of the
current improvements and the new generation
of protective gear would not exist today." <

(42)





                       DEAR SHAREHOLDER,

                           The success and growth of Celanese AG depend on our
                       ability to meet the needs of our customers and to improve their competitive advantage. In line with our motto "Close to our Customers," we have placed our customers first in this annual report. On behalf of the many partnerships that we have worldwide, we have asked a selection of customers to introduce themselves and their relationships to us.


                       DIFFICULT BUSINESS ENVIRONMENT

                           "Particularly in difficult times, it is essential to
                       have relationships based on trust," said one of our Asian customers. In 2001 we experienced one of the sharpest downturns in business activity in our industry's recent history. It started in the American auto and telecommunications industries and had a delayed impact on the chemical industry and other suppliers. In the second half of the year, in particular after the tragic events of September 11, we found ourselves quite unexpectedly in the midst of the economic slump, forcing us to revise our annual forecast. With virtually no hange in sales and a decline in EBITDA of 16%, we recorded a net loss of E385 million in 2001. The main reasons for the negative result are special charges for restructuring and impairments as well as continuing pressure on the profit margins. Due to the asset impairments on the AG's statutory accounts, there will be no dividend for 2001.

[ PICTURE OMITTED ]

                       STRUCTURAL MEASURES STRENGTHEN THE COMPANY

                           We started with Initiative Focus in the first
                       quarter, which enabled us to reduce our working capital, optimize capital expenses and improve our cost structure in a short amount of time. The focus of our efforts however is on Initiative Forward, our program to raise our company's profitability over the medium-term. It ranges from losing inefficient plants and streamlining our entire organization to implementing comprehensive measures to improve quality in operative and administrative areas. Both initiatives include the reduction in personnel of about 1,600. We anticipate that Initiative Forward will yield annual savings of around E115 million.

LETTER TO SHAREHOLDERS                                                      (43)










SOUND FINANCIAL BASIS

   Our Focus and Forward initiatives as well as
strict cash management freed up resources from
operations amounting to E520 million. That enabled           [ PICTURE OMITTED ]
us to reduce our net financial debt by nearly one third to E832 million. Thus we prepared for future growth even during a very difficult market situation.


POSITIONED FOR PERFORMANCE AND GROWTH


   Since the beginning of 2001, Celanese AG has
undertaken an efficiency improvement program known as
Six Sigma. All departments from Production to Human
Resources and Administration to Marketing and Research
will be closely scrutinized and efficiency deficits
corrected. This also includes efforts to expand our
businesses and implement innovations. In 2001, we expanded
our Ticona plants for the production of GUR(R), an
ultra-high molecular weight polyethylene, and                [ PICTURE OMITTED ]
Vectra(R) liquid crystal polymers. We are also introducing Topas(R) cycloolefin copolymers onto the market. We are nearing completion of a pilot plant for the production of high temperature membranes for fuel cells. We have made significant process improvements in acetic acid and vinyl acetate monomer production, leading to higher productivity.


   Our employees were especially challenged in 2001     CLOSE TO OUR CUSTOMERS:
and did everything possible to ensure that our        CLAUDIO SONDER IS A GUEST
company remained competitive in a difficult period.   AT VEELMANN, WHICH MAKES
My colleagues on the Board and I would like to        PRODUCTS ALSO FOR
warmly thank them for that.                           SCHNEEKOPPE. DIRECTOR OF
                                                      PRODUCTION SIEGFRIED
                                                      KRAUSS(ABOVE)AND PLANT
Sincerely,                                            DIRECTOR AREND BUSEMANN
                                                      (BELOW)EXPLAIN THE
                                                      DEVELOPMENT OF NEW
                                                      PRODUCTS FOR HEALTHIER
/s/ Claudio Sonder                                    NUTRITION.
---------------------
Claudio Sonder

(44)


          MANAGEMENT REPORT SUMMARY

          FINANCIAL POSITION SAFEGUARDED DURING TIMES           These initiatives enabled us to achieve the
          OF WEAK MARKET CONDITIONS                             following:
             Despite weak economic conditions in our
          major markets and the net loss which resulted         >  lower trade working capital by 31% from E993
          for Celanese, we were able to keep sales                 million in 2000 to E687 million
          relatively stable, considerably improve our cash      >  optimize capital expenditures at a level of
          flow, as well as increase efficiency and                 E231 million, compared to E235 million last year
          productivity in our businesses. Our Focus             >  raise cash flow from operating activities by E462
          initiative was implemented as a reaction to              million to E520 million
          the deteriorating market situation, while our         >  reduce net financial debt by 27% from E1,141
          Forward initiative, which includes restructuring         billion as of December 31, 2000 to E832 million as
          charges, targets a medium term reduction in              of December 31, 2001, thus constituting 12% of
          our overall cost base and operational efficiencies       liabilities and shareholders' equity.
          for improved performance.
                                                                MARKET POSITION ENHANCED
                                                                Looking beyond the weak business conditions,
                                                                we continued to pursue our projects to enhance
BUSINESSES OF CELANESE AG                                       our market position. With minimal capital
(SHARE OF TOTAL SEGMENT SALES)                                  expenditures, we increased production efficiency
------------------------------------------                      for acetic acid and vinyl acetate monomer and
                                                                made significant capacity increases. With the Six
Performance           Acetyl                                    Sigma business process introduced in 2001, Celanese
Products......8%      Products.......42%                        anticipates significant cost savings and efficiency
                                                                improvements. The implementation of Six Sigma is
Techanical                                                      accompanied by a "business excellence" program.
Polymers              Chemical                                  The first phase of the program is aimed at
Ticona.......15%      Intermediates..20%                        improving operational processes and training
                                                                employees, and making good use of the "talent
Acetate                                                         review process," an ambitious human resources
Products.....15%                                                program to promote junior talent. Research and
                                                                development expenses increased slightly to E95
                                                                million. In 2001, Celanese AG's expenditures for
SALES OF BUSINESS SEGMENTS BY REGION                            environmental protection totaled E106 million.
------------------------------------------                         We have also made selective capital investments
                                                                in growth segments, such as the construction of a new
NAFTA........53%      ASIA(1)............8%                     and expanded plant for GUR(R) ultra-high molecular
                                                                weight polyethylene for use in industrial and medical
EUROPE.......38%      OTHER REGIONS...1%                        applications as well as for Vectra(R) liquid crystal
                                                                polymers for use in electrical and electronics
(1) Consolidated businesses                                     applications in the U.S. At the end of 2001, the Acetate
                                                                Products business entered into a marketing alliance
                                                                for acetate



MANAGEMENT REPORT SUMMARY/REPORT OF THE SEGMENTS                            (45)


filament with Teijin Ltd., which will                 FACTORS AFFECTING SEGMENT SALES IN
enhance Celanese market position in                   PERCENT; EXCLUDING OTHER
Japan.                                                ..................................................................
   Celanese offered new secure                                                 VOLUME     PRICE     CURRENCY     OTHER
electronic transaction channels for                   ------------------------------------------------------------------
chemicals and plastic customers to place              Acetyl Products              -2        -1            2         3
and track orders to meet changing business            ------------------------------------------------------------------
requirements. Over 700 customers around               Chemical Intermediates        2        -6            2         0
the globe have placed orders or accessed              ------------------------------------------------------------------
product information using these new                   Acetate Products              1        -1            3        -2
electronic channels like Elemica,                     ------------------------------------------------------------------
www.ChemVIP.com, www.BuyTiconaDirect.com              Ticona                      -18         1            1         0
and Omnexus representing 8% of sales.                 ------------------------------------------------------------------
                                                      Performance Products          8         0            0         0
BUSINESS DEVELOPMENT AFFECTED BY THE                  ------------------------------------------------------------------
GLOBAL ECONOMIC DOWNTURN                              SEGMENT TOTAL                -3        -2            2         1
NET SALES declined in 2001 by a total                 ------------------------------------------------------------------
of 2% due to lower pricing (-2%)and
lower volumes (-3%), largely offset by                SEGMENT EBITDA EXCLUDING
favorable currency movements (+2%)and the             SPECIAL CHARGES IN EMILLION
full year effect of the polyvinyl alcohol             ..................................................................
(PVOH) business, which was acquired in                                                  2001        2000        CHANGE
September 2000 (+1).                                  ------------------------------------------------------------------
   Celanese AG recorded an OPERATING LOSS of          Acetyl Products                    208         200             4%
E528 million in 2001, compared to an operating        ------------------------------------------------------------------
profit of E83 million in 2000. This is                Chemical Intermediates              27          50           -46%
primarily due to weak business conditions in          ------------------------------------------------------------------
most major markets, considerable restructuring        Acetate roducts                     91          92            -1%
charges and goodwill and asset impairment             ------------------------------------------------------------------
charges.                                              Ticona                              52         140           -63%
   EBITDA excluding special charges declined          ------------------------------------------------------------------
by 16% to E420 million due to reduced demand,         Performance Products                75          74             1%
low capacity utilization and weaker pricing,          ------------------------------------------------------------------
primarily in the second half of the year. As a        Other Activities                   (33)        (56)           41%
result of the targeted cost savings and efficiency    ------------------------------------------------------------------
improvements achieved under the Focus initiative,     TOTAL                              420         500           -16%
EBITDA did however turn out better than was           ------------------------------------------------------------------
anticipated at the end of August.
   Ticona was affected by significant volume             rates and reduced selling prices. These factors
losses as a result of the downturn in the global         were largely offset by a supplier's compensation
telecommunications industry and decreased U.S.           payment and extensive cost reduction measures. EBITDA
automotive production. Continuing market oversupply      thus hardly declined compared to the prior year.
and declining prices, especially in acrylates,           Acetate Products and Performance Products reported
resulted in an unsatisfactory performance in             steady profitability compared to 2000.
Chemical Intermediates. Lower demand for Acetyl
Products led to low industry utilization                 RESTRUCTURING MEASURES FOR ENHANCING PRODUCTIV-
                                                         ITY OVER THE MEDIUM-TERM
                                                         In 2001, Celanese recorded a total of E530
                                                         million in SPECIAL CHARGES, which includes
                                                         E230 million in charges for restructuring
                                                         initiatives. These include the closure or
                                                         streamlining of high-cost operations at plant
                                                         and administrative levels, primarily in North
                                                         America, as well as the elimination of 1,600
                                                         positions associated with these measures.
                                                         Special impairment charges for


(46)



NUMBER OF EMPLOYEES BY REGION                                            The segment reorded SPECIAL CHARGES of
(AS OF DECEMBER 31, 2001)                                             E125 million in 2001 compared to E68 million
......................................                                 in 2000. These were taken for the shutdown
                                                                      of high-cost production facilities in
                       OTHER                                          Edmonton, Canada, and for further streamlining
NAFTA.......6,900      REGIONS....300                                 of administrative, research and operational
                                                                      functions. The special charges also included
Europe......4,400      ASIA.......200                                 fixed asset impairments in the acetyl
                                                                      derivatives and polyols business line, which
                                                                      were partially offset by a favorable adjustment
                  assets and goodwill are also recognized.            to prior year restructuring activities.
                  Annual cost savings from the 2001                      The Acetyl Products segment recorded an
                  restructuring programs are estimated to             OPERATING LOSS in 2001 of E73 million, compared
                  be in excess of E150 million.                       to a loss of E10 million in 2000. The increase in
                     SHAREHOLDERS' EQUITY was reduced by              operating loss resulted primarily from the special
                  E633 million to E2,210 million, primarily           charges and from margin pressure, as selling prices
                  due to the net loss, the dividend payment           declined at a greater rate than raw material
                  in 2001, a decline in the fair value of             costs. This was partially offset by the benefits of
                  pension assets and currency fluctuations.           aggressive cost reduction efforts and a non-
                  The equity ratio (shareholders' equity              recurring ompensation payment of E43 million from
                  divided by total assets)is 31%.                     the carbon monoxide supplier at Celanese' Singapore
                                                                      facility due to operational problems experienced
                                                                      by the supplier from July 2000 through May 2001.
                  ACETYL PRODUCTS                                     E4 million of the total compensation payments
                     NET SALES for Acetyl Products increased          was recognized in 2000.
                  by 2% from E2,106 million in 2000 to E2,155            EBITDA excluding special charges increased by
                  million in 2001 primarily due to the                E8 million to E208 million in 2001 as compared to
                  acquisition of the PVOH business in September       E200 million in 2000.
                  2000 (+3%)and favorable currency effects (+2%),
                  partially offset by lower volumes (-2%)and          CHEMICAL INTERMEDIATES
                  prices (-1%). Selling prices followed the trends       At E1,059 million, NET SALES for the Chemical
                  of hydrocarbon costs, primarily natural gas and     Intermediates segment decreased by 2% compared to
                  ethylene. Lower demand during the second half of    net sales in 2000, primarily due to price decreases
                  2001 accelerated the decrease in selling prices     (-6%). This was partially offset by volume
                  to levels below those of the comparable period      increases (+2%) and favorable currency movements
                  in 2000. Reduced demand for acetic acid and         (+2%). For 2001, sales prices were lower than 2000
                  vinyl acetate monomer was partially offset          in most products, due to global industry capacity
                  by production of higher volumes in acetate          outpacing market growth and to falling raw material
                  esters in 2001. This increase in production was     costs being passed on to customers.
                  possible as the acetic acid plant in Singapore         Volume in the oxo business line improved, mainly
                  became fully operational.                           as a result of temporary market shortages

MANAGEMENT REPORT SUMMARY /REPORT OF THE SEGMENTS                           (47)



in Asia. In the acrylates business line,                        ACETYL PRODUCTS
difficult business conditions persisted due                     IN EMILLION
to continuing price pressure and customer                       .................................................................
consolidation. Volumes in the specialties                                                            2001      2000    CHANGE
business line remained relatively flat.                         -----------------------------------------------------------------
   In 2001, the Chemical Intermediates segment                  Sales                               2,155     2,106        2%
recorded SPECIAL CHARGES of E358 million, largely               -----------------------------------------------------------------
resulting from the impairment of the segment's                  EBITDA excluding special charges      208       200        4%
goodwill and a portion of its fixed assets.                     -----------------------------------------------------------------
Special charges were also taken to reduce                       EBITDA excluding special charges/     9.7%      9.5%
costs and increase operational efficiency.                      sales (%)
   The OPERATING LOSS of E409 million in 2001,                  -----------------------------------------------------------------
compared to E24 million in 2000 is primarily                    Operating profit (loss)               (73)      (10)   >-100%
due to the special charges previously discussed                 -----------------------------------------------------------------
and higher costs due to plant turnarounds and                   Depreciation & amortization           156       142       10%
outages. EBITDA excluding special charges                       -----------------------------------------------------------------
decreased to E27 million in 2001 from E50                       Capital expenditure                    43        80      -46%
million in the comparable period.                               -----------------------------------------------------------------

ACETATE PRODUCTS                                                CHEMICAL INTERMEDIATES
   NET SALES for the Acetate Products segment                   IN EMILLION
increased by 1% to E762 million in 2001 from E756               .................................................................
million in 2000. Favorable currency movements (+3%)                                                  2001      2000    CHANGE
and slightly higher sales volumes (+1%) were                    -----------------------------------------------------------------
largely offset by lower average pricing (-1%)and                Sales                               1,059     1,085       -2%
the transfer of Celanese Advanced Materials to Other            -----------------------------------------------------------------
Activities (-2%)in July 2000.                                   EBITDA excluding special charges       27        50      -46%
   Higher volumes for tow, reflecting increased                 -----------------------------------------------------------------
demand in Europe, were mostly offset by the                     EBITDA excluding special charges/     2.5%      4.6%
continuing decline in volumes for filament,                     sales (%)
primarily caused by the effects of the weakening                -----------------------------------------------------------------
U.S.economy and increased competition in Asia.                  Operating profit(loss)               (409)      (24)   >-100%
   SPECIAL CHARGES amounted to E50 million in                   -----------------------------------------------------------------
2001 as compared to E8 million in 2000. They                    Depreciation &amortization             78        70       11%
resulted from the costs associated with the closure of          -----------------------------------------------------------------
two acetate filament operations in the U.S. and                 Capital expenditure                    30        40      -25%
Belgium, employee severance costs and costs associated          -----------------------------------------------------------------
with the relocation of filament operations in the U.S.
   In spite of considerable cost savings at all
sites, the Acetate Products segment recorded an           with an operating profit of E9 million in 2000.
OPERATING LOSS of E32 million in 2001, compared           This loss resulted from higher special charges,
                                                          weakening filament volumes and higher energy costs.
                                                          EBITDA excluding special harges of E91 million was
                                                          kept relatively stable in 2001.

                                                          TECHNICAL POLYMERS TICONA

                                                             NET SALES for the Ticona segment decreased by
                                                          16% to E773 million in 2001 from E923 million in
                                                          2000 largely as the result of lower volumes (-18%),
                                                          as prices (+1%) and currency movements (+1%)
                                                          remained relatively unchanged. Volumes declined in
                                                          many products, including liquid crystal polymers,
                                                          polyesters and polyacetals, due to lower demand,
                                                          particularly from the global telecommunications and
                                                          U.S. automotive industries.

(48)



                  Average prices increased slightly as a       streamline administrative and operational
               result of a more favorable product sales        functions in the United States and Europe.
               mix, but came under pressure in the second         Ticona recorded an OPERATING LOSS of
               half as a result of industry overcapacity       E15 million in 2001 compared to a profit
               and imports of standard grade polyacetal        of E96 million in 2000 due to lower volumes,
               from Asia.                                      higher raw material and energy costs, higher
                  In SPECIAL CHARGES, the Ticona segment       unit costs due to reduced production levels
               had income of E9 million in 2001 compared       and lower income from special charges, which
               to income of E29 million in 2000. The           were slightly offset by the benefits of cost
               favorable adjustments in 2001 resulted from     reduction efforts. EBITDA excluding special
               higher than expected insurance reimbursements   charges declined to E52 million in 2001
               associated with the plumbing cases, which       compared to E140 million in 2000.
               were largely offset by restructuring
               expenses for employee severance costs to
                                                               PERFORMANCE PRODUCTS
ACETATE PRODUCTS                                                  NET SALES for the Performance Products
IN EMILLION                                                    segment increased by 8% to E440 million in
.............................................................   2001 from E409 million in 2000. Oriented
                                     2001   2000    CHANGE     polypropylene(OPP) film sales decreased by
------------------------------------------------------------   2% from last year, as a result of significant
Sales                                 762    756       1 %     decline in volumes. Food ingredients sales
------------------------------------------------------------   increased considerably on higher volumes for
EBITDA excluding special charges       91     92      -1 %     the high intensity sweetener Sunett(R)and
------------------------------------------------------------   for resale products in Japan and Australia.
EBITDA excluding special charges/    12.0%  12.2%                 The Performance Products segment recorded
sales (%)                                                      E4 million of SPECIAL CHARGES in 2001
------------------------------------------------------------   ompared to E6 million in 2000. The special
Operating profit(loss)                (32)     9      n.m.    ccharges in 2001 related to severance costs
------------------------------------------------------------   associated with the streamlining of operations
Depreciation & amortization            73     75      -3 %     within the OPP film business.
------------------------------------------------------------      OPERATING PROFIT for the Performance
Capital expenditure                    35     30      17 %     Products segment of E39 million in 2001
------------------------------------------------------------   improved from E33 million in 2000 mainly as a
                                                               result of increased volumes for food ingredients.
TECHNICAL POLYMERS TICONA                                      This improvement was largely offset by a reduction
IN EMILLION                                                    in the operating profit of the OPP films business,
.............................................................   primarily resulting from higher production
                                     2001   2000    CHANGE     start-up and raw material costs.
------------------------------------------------------------      EBITDA excluding special charges for the
Sales                                 773    923     -16 %     Performance Products segment increased by E1
------------------------------------------------------------   million to E75 million in 2001 from E74 million
EBITDA excluding special charges       52    140     -63 %     in 2000.
------------------------------------------------------------
EBITDA excluding special charges/     6.7%  15.2%
sales (%)
------------------------------------------------------------
Operating profit(loss)                (15)    96     n.m.
------------------------------------------------------------
Depreciation & amortization            76     73       4 %
------------------------------------------------------------
Capital expenditure                    97     58      67 %
------------------------------------------------------------

MANAGEMENT REPORT SUMMARY /REPORT OF THE SEGMENTS                           (49)




OTHER ACTIVITIES                                      PERFORMANCE PRODUCTS
                                                      IN EMILLION
>>  Other Activities includes revenues                ............................................................
mainly from Celanese's captive insurance                                                    2001   2000   CHANGE
companies, Celanese Ventures GmbH,                    ------------------------------------------------------------
Celanese Advanced Materials, Inc., as well            Sales                                  440    409       8%
as ancillary businesses and service                   ------------------------------------------------------------
companies, which do not have significant              EBITDA excluding special charges        75     74       1%
sales.                                                ------------------------------------------------------------
    Celanese Ventures operates a leading              EBITDA excluding special charges/     17.0%  18.1%
technology fuel cell project with a high              sales (%)
temperature membrane based on PBI, a                  ------------------------------------------------------------
biotechnology project to manufacture high             Operating profit (loss)                 39     33      18%
quality food ingredients as well as a                 ------------------------------------------------------------
catalysis project. Celanese Advanced Materials,       Depreciation & amortization             32     35      -9%
Inc. primarily consists of the high                   ------------------------------------------------------------
performance polymer polybenzimidazole (PBI)           Capital expenditure                     16     18     -11%
and the polymer fiber Vectran(R)product               ------------------------------------------------------------
lines.
    NET SALES for Other Activities remained
relatively flat at E83 million and E84
million in 2001 and 2000, respectively.
    In SPECIAL CHARGES, Other Activities
recorded an expense of E2 million in 2001
as compared to income of E28 million in 2000.
The expense primarily consists of employee
severance costs, which were partially offset by
favorable adjustments related to a net
reduction in reserves for settlements with former
Hoechst entities.
    The OPERATING LOSS increased to E38 million
in 2001 from E21 million in 2000. The increase
resulted primarily from the net effect of
special charges, partially offset by increased
income generated by the PBI product line's
contribution. EBITDA excluding special charges
improved considerably to a loss of E33 million
in 2001 from a loss of E56 million in 2000.

(50)


                              THE SHAREHOLDER AS CUSTOMER                      in 2000. Since September 2001, Celanese has
                                                                               been included in the Dow Jones Euro STOXX(TM)
                                In 2001, Celanese shares continued             600 index.
                              to out-perform a selected group of peer
                              companies and the German M-DAX index in
                              a difficult environment marked by declines       THE YEAR 2001
                              in the financial markets in response to          In general, the development of Celanese's stock
                              the slowing world economies and the tragic       price during 2001 tracked the company's profita-
                              events of September 11.                          bility in the first half and declining
                                Celanese stock trades as a global share        performance in the second half. The stock price
                              on both the Frankfurt and New York stock         fell significantly at the end of August when
                              exchanges. A total of 58% of the average         Celanese lowered its earnings outlook for the
                              number of shares were traded in 2001. During     year and announced a major restructuring program
                              the year, Celanese shares traded at a high       to reduce costs. Celanese management held several
                              of E28.00 in Frankfurt and a high of US$23.76    meetings with investors throughout the second
                              in New York, both on July 17. The stock          half to explain its strategy and third quarter
                              reached a low of E14.91 on October 4 in          progress to increase the company's efficiency and
                              Frankfurt and a low of US $13.91 on October      profitability. Celanese's operating results in
                              11 in New York. The year-end closing price of    2001 came in generally in line with revised
                              our stock was E21.00 in Frankfurt on December    guidance.
                              28 and US $19.37 in New York on December 31.
                              North American investor interest in Celanese        Following a valuation review under
                              continued to increase with 24% of all shares     German GAAP, the Celanese AG parent company
                              trading on the NYSE in 2001 compared to 9%       lowered the carrying value of certain of its
CELANESE -KEY SHARE DATA                                                       consolidated subsidiaries on its statutory
.........................................................................       books substantially as of December 31, 2001. These
                                                   2001            2000        charges did not affect the consolidated results
------------------------------------------------------------------------       under U.S.GAAP but depleted the distributable
Number of shares (average)                   50,331,847      53,293,128        reserves of Celanese AG. Under German law, dividends
------------------------------------------------------------------------       and share buybacks can be paid for only out of
Number of shares (year-end)                  50,334,891      50,326,355        distributable reserves or net income on a parent
------------------------------------------------------------------------       company basis. Lack of such reserves precludes
Trading volume on the German                                                   the company from proposing to its shareholders a
exchanges 1                                  22,065,362      24,034,963        dividend for the year 2001. Celanese expects this
------------------------------------------------------------------------       will not impact the company's ability to pay a
Trading volume on the NYSE 2                  6,922,500       2,269,300        dividend in 2002.
------------------------------------------------------------------------         At the Annual General Meeting in May 2001,
Share price high (E/share) 3                      28.00           25.25        shareholders authorized the company to buy back up
------------------------------------------------------------------------       to 10% of outstanding shares in addition to the
Share price low (E/share) 3                       14.91           16.50        already completed share buyback a year earlier and
------------------------------------------------------------------------       to cancel the 10% of Celanese shares that are held
Closing price at year-end (E/share)3              21.00           19.30        in Treasury as a result of the first buyback. Share
------------------------------------------------------------------------       repurchases under the current authorization will
EPS (E/share)                                     (7.65)           1.09        depend on distributable reserves to be built up in
------------------------------------------------------------------------       2002. The company
Dividend (E/share)                                 0.00            0.40
------------------------------------------------------------------------
EBITDA *excl.special charges (E/share)             8.34            9.38
------------------------------------------------------------------------
Cash provided by operating
activities (E/share)                              10.33            1.18
------------------------------------------------------------------------

1 Source:Deutsche Boerse AG
2 Source:New York Stock Exchange
3 Closing price on Frankfurt stock exchange
* Earnings before interest, taxes, depreciation and amortization.

CELANESE SHARE                                                              (51)

DEVELOPMENT OF CELANESE'S SHARE PRICE SINCE THE
STOCK EXCHANGE LISTING
(INDEXED)





                             [ PERFORMANCE GRAPH ]





*Peer Group:Dow Chemicals/Union Carbide, DSM, Eastman
Chemicals, Georgia Gulf, ICI, Lyondell, Methanex,
Millennium Chemicals, Rhodia


does not currently plan to repurchase                 SHAREHOLDER STRUCTURE
shares in 2002, but will continue to                  BY REGION
evaluate a buyback consistent with our                ...........................................
overall financial priorities.
                                                      Germany and
SHAREHOLDER STRUCTURE                                 other.................34%      North America.....29%
As part of an ongoing trend since
Celanese became a public company at                                                  Europe
the end of 1999, the company's North                                                 (excluding
American shareholder base increased from              Kuwait................29%      Germany)...........8%
19% to 29%. German shareholders make up 34%
of our shareholder base and shareholders              SHAREHOLDER STRUCTURE
from other European countries constitute              BY INVESTOR GROUP
8%. Our single largest shareholder, Kuwait            ...........................................
Petroleum Corporation (KPC), holds about                                             Institutional
29% of our shares. Excluding KPC,                                                    investors
institutional investors own around 53% of our         KPC..................29%       (Europe)...........27%
shares, with the remainder held predominantly
by private investors, including employees             Institutional
and retirees.                                         investors                      Employees,
                                                      (North America)......26%       retirees...........10%

                                                                                     Retail..............8%


(52)


                COMMUNICATION IS KEY                                      As part of our commitment to provide all
                Celanese management makes open, transparent            shareholders with the same rights and the most
                and regular communications a priority. Keeping         efficient means to trade Celanese stock, the company
                shareholders, potential investors and analysts         issued its stock as a global registered share. Global
                informed on company developments and strategy          registered shares trade seamlessly on the Frankfurt
                and staying in touch with market participants          and New York stock exchanges, contributing to
                contribute to an appropriate valuation of              increased share liquidity and a leveling out of
                Celanese shares. Our regular communications            differences in trading prices on both exchanges.
                include publication of our quarterly and annual        This results in a more transparent and accurate
                results, which Celanese executives discuss with        market price. With global shares, all registered
                investors and analysts during conference calls         shareholders have direct voting rights and equal
                on the day of publication. Shareholders and the        status with respect to dividend payments, shareholder
                public are invited to listen in on these               meeting invitations and rights offerings.
                conference calls. As a proponent of equal
                access to company information for all investors,       INCENTIVE PROGRAMS
                Celanese has voluntarily adopted the U.S.              Since it was formed at the end of 1999, Celanese
                Regulation Fair Disclosure as an international         has offered employees the opportunity to participate
                standard of best practice.                             in the success of the company. Celanese AG provided
                   Last year, Celanese management attended             those employees who chose to purchase company shares
                nine key industry conferences in North America         with a financial incentive of up to E700 per person.
                and Europe, presenting the company's strategy          In all, one third of employees in our core businesses
                and performance. Company executives also               participated in the program. As part of a U.S.
                participated in 25 days of road shows,                 retirement savings plan, known as a "401K ", U.S.
                introducing and discussing Celanese with investors     employees can buy Celanese stock tax free. Celanese
                in Europe, North America and, for the first            AG welcomes employee stock participation as a means
                time, Asia.                                            of aligning employees with shareholders' interests
                   More than 25 analysts attended our annual           and plans to continue offering other such programs.
                international analyst conference held in September         Celanese also has in place other equity-based
                2001 in Frankfurt. In addition to a half day of        employee incentive programs. An important element
                presentations and discussion with Celanese             of these other programs is stock appreciation rights
                management, the event included a tour of our Ticona    (SARs)for selected Celanese managers. In one of
                production site at Kelsterbach and an introduction     these programs, each member of the Board of
                to our research activities on fuel cells and           Management and the Global Management Team (GMT) is
                polyunsaturated fatty acid (PUFA) at Celanese          obligated to invest one year's gross salary in
                Ventures.                                              Celanese shares purchased on the open market.
                   In 2001, we started publishing a quarterly             In exchange for making the investment, the
                shareholder letter, providing shareholders with        company grants each participant two stock
                not only our financial results in a comprehensive      appreciation rights for each share purchased.
                and reader friendly form, but also news from our       Holders of SARs have the right to receive the
                businesses and the performance of Celanese stock.      cash differ-
                This information is automatically sent out to all
                shareholders in our registry and can be complemented
                by the detailed quarterly report, available upon
                request.

CELANESE SHARE                                                              (53)


ence between the base price and the    (1) The peer group, defined by the Board of
price of the stock on the day of       Management of Celanese AG, consists of the
exercise as long as the share price    following companies: in 1999: Dow Chemical,
of Celanese AG exceeds the median      DSM, Eastman, Georgia Gulf, ICI, Lyondell,
share price performance of Celanese's  Methanex, Millennium Chemicals, Rhodia, Union
peer group (1) of companies.           Carbide in 2000: Dow Chemicals, DSM, Eastman
                                       Chemicals, ICI, Lyondell, Methanex, Millennium
                                       Chemicals, Rhodia, Solutia


CELANESE AG STOCK-BASED INCENTIVE PROGRAM                            STUDIES ON CELANESE AG
                                                                     ...........................................................
---------------------------------------------------------------      The following financial institutions published regular
1999 EQUITY PARTICIPATION PROGRAM (EPP)                              studies on Celanese during the year 2001:
---------------------------------------------------------------
eligible:        about 1,500 middle and executive managers           > BEAR STEARNS, USA
---------------------------------------------------------------      > CHEVREUX DE VIREUX, GERMANY
term:            10 years; 2 year vesting period; exercisable        > COMMERZBANK, GERMANY
                 between October 25, 2001 and October 25, 2009       > CREDIT SUISSE FIRST BOSTON, UK
---------------------------------------------------------------      > DEUTSCHE BANK, UK
base price(2)    E16.37                                              > GOLDMAN SACHS, UK
---------------------------------------------------------------      > HSBC, UK
number of        as of December 31, 2001                             > JP MORGAN, UK
rights           2,095,450                                           > LEHMAN BROTHERS, UK
---------------------------------------------------------------      > MERRILL LYNCH, USA
details:         Rights granted based on voluntary individual        > UBS, UK
                 investment in Celanese shares of up to one          > DRESDNER KLEINWORT WASSERSTEIN, UK
                 year's salary; the company grants two stock         > MORGAN STANLEY DEAN WITTER, UK
                 appreciation rights for each share purchased
---------------------------------------------------------------
                                                                     IMPORTANT DATES 2002
---------------------------------------------------------------      ...........................................................
1999 LONG TERM INCENTIVE PROGRAM (LTIP)
---------------------------------------------------------------      -----------------------------------------------------------
eligible:        150 executive managers                              APRIL 29       Conference call on the first quarter 2001
---------------------------------------------------------------      -----------------------------------------------------------
term:            10 years; 2 year vesting period; exercisable        MAY 15         Annual General Meeting, Oberhausen, Germany
                 between October 25, 2001 and October 25, 2009       -----------------------------------------------------------
---------------------------------------------------------------      JULY 30        Conference call on the second quarter
base price(2)    E16.37                                              -----------------------------------------------------------
---------------------------------------------------------------      SEPTEMBER 10   Analyst conference, London
number of        as of December 31, 2001                             -----------------------------------------------------------
rights           1,944,550                                           OCTOBER 29     Conference call on the third quarter
---------------------------------------------------------------      -----------------------------------------------------------
details:         Stock Appreciation Rights are determined
                 individually as part of compensation
---------------------------------------------------------------

---------------------------------------------------------------
2000 LONG TERM INCENTIVE PROGRAM (LTIP)
---------------------------------------------------------------
eligible:        150 executive managers
---------------------------------------------------------------
term:            10 years; 2 year vesting period; exercisable
                 between January 15, 2003 and January 14, 2011
---------------------------------------------------------------
base price(2)    E19.56
---------------------------------------------------------------
number of        as of December 31, 2001
rights           1,951,010
---------------------------------------------------------------
details:         Stock Appreciation Rights are determined
                 individually as part of compensation
---------------------------------------------------------------


(2) The base price is the average share price of the 20 trading days immediately before the start of the plan

(54)

                  DEAR SHAREHOLDER,

                     In a time of global economic weakness and insecurity, the
                  company has continued in its efforts to pave the way for successful growth with its initiatives to enhance market efficiency as well as to improve the results. I would like to acknowledge the Celanese Board members and employees for successfully meeting the many different, in part far-reaching, economic and corporate challenges in 2001 in spite of a difficult environment.

                  THE GUIDING PRINCIPLE:INTERNATIONAL CORPORATE
                  GOVERNANCE STANDARDS IN THE SUPERVISORY BOARD

[PICTURE OMITTED]

                     The Supervisory Board performed the tasks incumbent upon
                  it according to the law and the Articles of Association during the year under review. The current discussion about new Corporate Governance standards and future requirements on managing and controlling companies was the guiding principle for a professional supervisory board function at Celanese during the year under review. The Supervisory Board not only supervised the Board but advised it in its fundamental corporate decision-making. The Supervisory Board was satisfied that the Board of Management properly exercised its guiding and monitoring functions with respect to the affiliates of Celanese AG and their executive bodies. The Board of Management informed the Supervisory Board orally and in writing about the course of business and the company's situation.

                     In particular, during the four regularly scheduled meetings on March 16, June 26, September 7 and December 5, 2001 and during the two meetings of the Finance and Audit Committee on March 15 and December 4, 2001 and at the Strategy Committee meeting on December 4, 2001, the Supervisory Board together with the Board of Management discussed and analyzed the company's strategic prospects and the individual business areas, in addition to the business development. All members of the Supervisory Board took part in the meetings in September and December; one member was unable to attend each of the meetings in March and June. All committee members were present at the respective committee meetings.

REPORT OF THE SUPERVISORY BOARD                                             (55)










        SUCCESS FACTOR:PROFESSIONAL AND RELIABLE COOPERATION BETWEEN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD


           Collaboration between the Board of Management and the Supervisory Board in 2001 was efficient and characterized by cooperation and trust. The Chairman of the Supervisory Board was in constant contact with the Chairman of the Board of Management. The Chairman of the Supervisory Board was constantly informed about important business events and decisions; he was kept informed about the content and resolutions of Board meetings and when necessary, additional details and comments were given.


           The other members of the Supervisory Board also met for a series of regular individual discussions with the Board in the year under review. The Supervisory Board was particularly concerned with the following topics during its meetings:

          > the strategic development of the business portfolio with special attention to the technology position and integration, diversification for purposes of spreading risk and maintaining the constant ability to generate cash flow
          > the Focus and Forward initiatives to increase productivity and efficiency, including implementation of the Six Sigma program to improve all business processes
          > the company-wide restructuring measures, as well as the reorganization of the business and administrative functions with effect on January 1, 2002
          > the progress made in research and development
          > the strategic significance of eBusiness for Celanese and the status of important eBusiness projects
          > the development of the Celanese share, as well as the main aspects of capital market communication
          > the company's strategy in environmental protection, health and safety

(56)











                          The Supervisory Board always took a detailed look at
                        important social aspects in addition to economic and strategic considerations in its meetings and discussions of individual topics.

                          The approvals required from the Supervisory Board with
                        respect to certain decisions of the Board of Management and in compliance with the Articles of Association and/or the Rules of Procedure were granted unanimously in each case by the Supervisory Board.

                        THE SUPERVISORY BOARD COMMITTEES: A COMPONENT OF EFFICIENT CORPORATE GOVERNANCE


                          The Strategy Committee acted in its advisory and
                        preparatory function on the strategic development considerations and decisions of Celanese AG together with the Board. In its meeting on December 4, 2001, the Strategy Committee dealt with the strategy of Celanese AG and in particular analyzed and discussed strategic planning for Celanese Chemicals, Celanese Acetate and Ticona Technical Polymers as well as Nutrinova and Trespaphan. Additional topics discussed by the committee were the company strategy on innovation, as well as on environmental protection and safety. In addition, the Strategy Committee dealt with aspects of the capital market and value creation.


                          The Finance and Audit Committee of the Supervisory
                        Board met twice in the year under review in March and in December 2001. At its meeting on December 4, 2001, the Finance and Audit Committee analyzed and discussed business developments in 2001 and the outlook for the year 2002. In financial matters, the Finance and Audit Committee focused on the company's financial situation and financial planning. As part of the reporting on the financial situation, capital market topics and Investor Relations were also discussed. An overview of the 2001 external auditing program and the auditing program of the Celanese Global Auditing department for 2001 and 2002 took place in the presence of the auditor.


                          The Chairmen of the Supervisory Board and the Board of
                        Management were in regular contact with the Chairmen of the Strategy Committee and of the Finance and Audit Committee during 2001. The Personnel and Compensation Committee met three times in the year under review.

REPORT OF THE SUPERVISORY BOARD                                             (57)


          APPROVING THE 2001 ANNUAL FINANCIAL STATEMENTS

              The company's Annual General Meeting on May 9, 2001 elected KPMG
            Deutsche Treuhand-Gesellschaft Aktiengesellschaft
            Wirtschaftspruefungs- gesellschaft as its auditor. KPMG received a written commission from the Chairman of the Supervisory Board on May 22, 2001 to perform the audit.


              The 2001 financial statements of Celanese AG and the consolidated financial statements as well as the Celanese AG and Group management reports were audited by KPMG, which issued an unqualified opinion. The 2001 financial statements of Celanese AG and the management report were produced in accordance with the German Commercial Code and the German Stock Corporation Act. The consolidated financial statements were produced in accordance with U.S. GAAP and were supplemented by a Group management report and further explanations pursuant to Article 292a of the German Commercial Code. The existing U.S. GAAP consolidated financial statements provide an exemption under Article 292a of the German Commercial Code from the obligation to draw up consolidated financial statements according to German law.


              All the above-mentioned financial report documents and the corresponding auditor's reports were made available to the Finance and Audit Committee and the Supervisory Board on time and were checked by both of them. For this reason, the auditors attended the meeting of the Finance and Audit Committee on March 4, 2002 and reported on the main results of their audit. The auditors were available to answer questions from the members of the Supervisory Board.


              The Supervisory Board concurred with the results of the audit and concluded from its own examination that no objections should be raised. In its meeting on March 5, 2002, the Supervisory Board noted the consolidated financial statements for 2001 and approved the annual financial statements for 2001 of Celanese AG. The Board of Management explained the reasons for the annual net loss and its consequences upon presentation of the annual financial statements. Thus the Supervisory Board had the opportunity to discuss the details of the partial write-down of one of the company's (Celanese Americas Corporation)substantial financial assets with the Board of Management and the auditor.

(58)

             CHANGES IN THE BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

                The Supervisory Board granted Mr. Edward Munoz' request to be relieved of his duties as a member of the Board of Management of Celanese AG effective December 31, 2001. The Supervisory Board thanked him at its meeting on December 5,2001 for his more than 30 years of service to Hoechst and Celanese, accomplished in an atmosphere of cooperation and trust. The Supervisory Board again wishes Mr. Munoz well in his future.


                As the company's Chief Operating Officer, Mr. David Weidman assumed responsibility on the Celanese AG Board of Management for Ticona Technical Polymers, in addition to his responsibility for Celanese Chemicals, effective January 1, 2002.


                In preparation for his retirement, Mr. Gerd Decker resigned as member of the Supervisory Board effective December 31, 2001. The Supervisory Board thanked him in its meeting on December 5, 2001 for his constructive work provided in an atmosphere of trust. Hans-Juergen Brinkmann will succeed Mr. Decker as the employee representative elected to the Supervisory Board effective January 1, 2002.


                The Supervisory Board would like to warmly thank the Board of
             Management, the staff and the employees'representatives and acknowledges their dedication and hard work in the business year 2001.


             Kronberg im Taunus, March 5, 2002
             The Supervisory Board



             /s/ Dr. Gruenter Metz
             -------------------------------
             Dr. Gruenter Metz

SUPERVISORY BOARD                                                           (59)





SUPERVISORY BOARD
(Information as of December 31, 2001)


Dr. Guenter Metz (1, 2, 3, 4)                         Dr. Joannes C.M. Hovers (1, 4)
Chairman; former Deputy Chairman of the               Former Chief Executive Officer of Oce N.V.,
Board of Management of Hoechst AG; Member             Netherlands; Member of the Supervisory Board:
of the Supervisory Board: Aventis S.A.,               GTI N.V., GVB N.V., Koninklijke Grolsch N.V.,
Schenker AG, Zuerich Agrippina AG                     Kusters Engineering B.V., Mignos en De Block N.V.,
                                                      MPE Group N.V., De Nederlandsche Bank N.V.,
Reiner Nause (1, 2, 4)                                Randstad Holding N.V., Schils N.V., Stork MPS
Deputy Chairman; Technician; Chairman of              N.V., Tilburg University (KUB)
the Central Workers' Council of Celanese
Chemicals Europe GmbH; Chairman of the Celanese       Ralf Sikorski (4)
AG Group Workers' Council                             Labor union secretary; Deputy regional head
                                                      of the IG BCE, for Hesse/Thuringia
Dr. Hanswilhelm Bach (3)
Graduate chemist                                      Dr. Alfons Titzrath (3)
                                                      Member of the Supervisory Board of Dresdner
Khaled Saleh Buhamrah (4)                             Bank AG, Allianz AG (Deputy Chairman), Deutsche
Chairman and Managing Director of                     Lufthansa AG, Muenchener Rueckversicherungs-Gesellschaft
Petrochemical Industries Co., Kuwait                  AG, RWE Aktiengesellschaft, VAW aluminium AG
(UNTIL SEPTEMBER 2001); Member of the
Board of Directors of Kuwait Petroleum                Kendrick R. Wilson III (3)
Corporation                                           Managing Director of Goldman Sachs & Co., USA;
                                                      Member of the Board of Directors of Anthracite
Gerd Decker (3) (UNTIL DECEMBER 31, 2001)             Capital Corp. LLC and American Marine Holdings Corp.
Electrician; Chairman of the Workers' Council
of Trespaphan GmbH; Member of the Group Workers'      Werner Zwoboda (4)
Council of Celanese AG                                Mechanic; Chairman of the Central Workers'
                                                      Council of Ticona GmbH; Member of the Group
Armin Droth (1)                                       Workers' Council of Celanese AG
Electrical engineer; Representative of the VAA
(German association of management and
professional staff); Member of the Workers'           1 Committee in accordance with ss.27 MitbestG
Council of Celanese Chemicals Europe GmbH,              (German Co-Determination Act)
Hoechst site                                          2 Personnel and Compensation Committee
                                                      3 Finance and Audit Committee
Alan R. Hirsig (2, 4)                                 4 Strategy Committee
Former Chief Executive Officer of ARCO
Chemical Company, USA; Member of the Board of
Directors of Checkpoint Systems Inc., Hercules
Inc. and Philadelphia Suburban Corporation


                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS





                                                                                    2001          2000       CHANGE
                                                                                   IN EM         IN EM        IN %
                ----------------------------------------------------------------------------------------------------
                NET SALES                                                          5,097         5,207          2
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Cost of sales                                            (4,419)      (4,441)         n.m.
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                GROSS PROFIT                                                         678          766          -11
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Selling,general & administrative expenses                  (583)        (567)           3
                         -------------------------------------------------------------------------------------------
                         Research & development expenses                             (95)         (94)           1
                         -------------------------------------------------------------------------------------------
                         Special charges                                            (530)         (29)         n.m.
                         -------------------------------------------------------------------------------------------
                         Other operating income (expenses)                             2            7          n.m.
                ----------------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                OPERATING PROFIT (LOSS)                                             (528)          83          N.M.
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Equity in net earnings of affiliates                         13           19          -32
                         -------------------------------------------------------------------------------------------
                         Interest expenses                                           (81)         (75)           8
                         -------------------------------------------------------------------------------------------
                         Interest & other income, net                                 64          112          -43
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                EARNINGS (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS      (532)         139          N.M.
                ----------------------------------------------------------------------------------------------------
                         --------------------------------------------------------------------------------------------
                         Income tax benefit (expense)                                138         (84)          n.m.
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                EARNINGS (LOSS) FROM CONTINUING OPERATIONS                          (394)         55           N.M.
                ----------------------------------------------------------------------------------------------------
                         -------------------------------------------------------------------------------------------
                         Earnings from discontinued operations                         9           3           n.m.
                         -------------------------------------------------------------------------------------------
                ----------------------------------------------------------------------------------------------------
                NET EARNINGS (LOSS)                                                 (385)         58           N.M.
                ----------------------------------------------------------------------------------------------------
                ====================================================================================================
                n.m. = not meaningful

CONSOLIDATED STATEMENTS                                                     (61)


                CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                       31.12.2001        31.12.2000
                                                                                           IN EM             IN EM
                -----------------------------------------------------------------------------------------------------
                ASSETS

                -----------------------------------------------------------------------------------------------------
                CURRENT ASSETS:
                -----------------------------------------------------------------------------------------------------
                    Cash and cash equivalents                                                48               24
                    -------------------------------------------------------------------------------------------------
                    Receivables                                                           1,216            1,659
                    -------------------------------------------------------------------------------------------------
                    Inventories                                                             639              719
                    -------------------------------------------------------------------------------------------------
                    Other current assets                                                    144              125
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                    TOTAL CURRENT ASSETS                                                  2,047            2,527
                -----------------------------------------------------------------------------------------------------
                    -------------------------------------------------------------------------------------------------
                    Investments                                                             566              613
                    -------------------------------------------------------------------------------------------------
                    Property, plant and equipment, net                                    2,036            2,169
                    -------------------------------------------------------------------------------------------------
                    Other assets                                                          2,415            2,333
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                TOTAL ASSETS                                                              7,064            7,642
                -----------------------------------------------------------------------------------------------------

                -----------------------------------------------------------------------------------------------------
                LIABILITIES AND SHAREHOLDERS' EQUITY

                -----------------------------------------------------------------------------------------------------
                CURRENT LIABILITIES:
                -----------------------------------------------------------------------------------------------------
                    Short-term borrowings and current installments of long-term debt        267              414
                    -------------------------------------------------------------------------------------------------
                    Other current liabilities                                             1,970            1,819
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                    TOTAL CURRENT LIABILITIES                                             2,237            2,233
                -----------------------------------------------------------------------------------------------------
                    -------------------------------------------------------------------------------------------------
                    Long-term debt                                                          613              751
                    -------------------------------------------------------------------------------------------------
                    Other liabilities and minority interests                              2,004            1,815
                    -------------------------------------------------------------------------------------------------
                    Shareholders' equity                                                  2,210            2,843
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                7,064            7,642
                -----------------------------------------------------------------------------------------------------
                =====================================================================================================

(62)


                CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                                2001           2000
                                                                                               IN EM          IN EM
                -----------------------------------------------------------------------------------------------------
                OPERATING ACTIVITIES FROM CONTINUING OPERATIONS:
                -----------------------------------------------------------------------------------------------------
                    Net earnings (loss)                                                        (385)            58
                    -------------------------------------------------------------------------------------------------
                    Earnings from operations of discontinued operations                           -             (3)
                    -------------------------------------------------------------------------------------------------
                    Special charges, net of amounts used                                        429           (340)
                    -------------------------------------------------------------------------------------------------
                    Depreciation & amortization                                                 418            388
                    -------------------------------------------------------------------------------------------------
                    Gain on disposal of discontinued businesses                                  (9)             -
                    -------------------------------------------------------------------------------------------------
                    Other, net                                                                   67            (45)
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES                                       520             58
                -----------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
                -----------------------------------------------------------------------------------------------------
                    Capital expenditures and investments                                       (233)          (637)
                    -------------------------------------------------------------------------------------------------
                    Proceeds from sales of assets and businesses and discontinued operations     58            141
                    -------------------------------------------------------------------------------------------------
                    Other, net                                                                   54             (9)
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                               (121)          (505)
                -----------------------------------------------------------------------------------------------------
                FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
                -----------------------------------------------------------------------------------------------------
                    Borrowings, net                                                            (164)           210
                    -------------------------------------------------------------------------------------------------
                    Other, net                                                                 (212)          (133)
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                               (376)            77
                -----------------------------------------------------------------------------------------------------
                    -------------------------------------------------------------------------------------------------
                    Exchange rate effects on cash                                                 1             16
                    -------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             24           (354)
                -----------------------------------------------------------------------------------------------------
                -----------------------------------------------------------------------------------------------------
                NET CASH (USED) IN DISCONTINUED OPERATIONS                                        -              -
                -----------------------------------------------------------------------------------------------------
                =====================================================================================================



CELANESE IS REQUIRED TO FILE AN ANNUAL REPORT                      CELANESE AG
ON FORM 20-F WITH THE U.S. SECURITIES AND                          61476 KRONBERG IM TAUNUS, GERMANY
EXCHANGE COMMISSION (SEC). THE SEC MAINTAINS
A WEBSITE (WWW.SEC.GOV) THAT CONTAINS THESE                         CORPORATE COMMUNICATIONS
REPORTS AND OTHER INFORMATION FILED ELECTRONICALLY.                Tel.:+49-69-305-7212
                                                                   Fax:+49-69-305-16404
FORWARD-LOOKING STATEMENTS: ANY STATEMENTS
CONTAINED IN THIS REPORT THAT ARE NOT                              INVESTOR RELATIONS
HISTORICAL FACTS ARE FORWARD-LOOKING                               Tel.:+49-69-305-83 19 8
STATEMENTS AS DEFINED IN THE U.S. PRIVATE                          Fax:+49-69-305-8319 5
SECURITIES LITIGATION REFORM ACT OF 1995. WORDS
SUCH AS ("BELIEVE", "ESTIMATE", "ANTICIPATE",                      INVESTOR RELATIONS USA
"INTEND", "MAY", "WILL", "EXPECT", AND "PROJECT")                  Tel.:+1-908-522-77 84
AND SIMILAR EXPRESSIONS AS THEY RELATE TO CELANESE                 Fax:+1-908-522-75 83
OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH
FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED                This Annual Report is also available
THAT FORWARD-LOOKING STATEMENTS IN THIS REPORT                     in German. It is supplemented by a
ARE SUBJECT TO VARIOUS RISKS AND UNCERTAIN TIES                    separate Financial Report, which consists of
THAT COULD CAUSE ACTUAL RESULTS TO DIFFER                          the complete financial statements of
MATERIALLY FROM EXPECTATIONS. IMPORTANT FACTORS                    Celanese AG (Notes, Management Discussion
INCLUDE, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC,                and Analysis, Outlook and the Auditors'
BUSINESS AND POLITICAL CONDITIONS, FLUCTUATING                     Report).
EXCHANGE RATES, THE LENGTH AND DEPTH OF PRODUCT
AND INDUSTRY BUSINESS CYCLES, CHANGES IN THE PRICE AND
AVAILABILITY OF RAW MATERIALS, ACTIONS TAKEN BY
COMPETITORS, APPLICATION OF NEW OR CHANGED
ACCOUNTING STANDARDS OR OTHER GOVERNMENT AGENCY                             [ PICTURE OMITTED ]
REGULATIONS, CHANGES IN THE DEGREE OF PATENT AND
OTHER LEGAL PROTECTION AFFORDED TO CELANESE'S PRODUCTS,
POTENTIAL DISRUPTION OR INTERRUPTION OF PRODUCTION
DUE TO ACCIDENTS OR OTHER UNFORESEEN EVENTS, DELAYS
IN THE CONSTRUCTION OF FACILITIES, POTENTIAL LIABILITY FOR         On request, we will be pleased to
REMEDIAL ACTIONS UNDER EXISTING OR FUTURE ENVIRONMENTAL            send you a copy of these reports
REGULATIONS AND POTENTIAL LIABILITY RESULTING FROM                 in either language: Tel.:+49-69-305-26666
PENDING OR FUTURE LITIGATION, AND OTHER FACTORS BOTH               Fax.:+49-69-305-83466 or you can
REFERENCED AND NOT REFERENCED IN THIS REPORT. MANY OF              order/download it at: www.celanese.com
THE FACTORS ARE MACROECONOMIC IN NATURE AND ARE THEREFORE
BEYOND THE CONTROL OF MANAGEMENT. THE FACTORS THAT COULD
AFFECT CELANESE'S FUTURE FINANCIAL RESULTS ARE DISCUSSED
MORE FULLY IN ITS FILINGS WITH THE U.S. SECURITIES
AND EXCHANGE COMMISSION (THE SEC), INCLUDING ITS
ANNUAL REPORT ON FORM 20-F FILED WITH THE SEC IN MARCH,
2001. CELANESE DOES NOT ASSUME ANY OBLIGATION
TO UPDATE THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK
ONLY AS OF THEIR DATES.

                                                                   REGISTRAR TRANSFER AGENTS
                                                                   registrar Services GmbH
                                                                   Frankfurter Strasse 63-69
                                                                   65760 Eschborn
                                                                   Germany

                                                                   Mellon Investor Services LLC
                                                                   85 Challenger Road
                                                                   Ridgefield Park, NJ 07660
                                                                   U.S.A

                                                                   AUDITORS OF THE CONSOLIDATED
                                                                   FINANCIAL STATEMENTS
                                                                   KPMG Deutsche Treuhand-Gesellschaft AG
                                                                   Wirtschaftspruefungsgesellschaft
                                                                   Marie-Curie-Strasse 30
                                                                   60439 Frankfurt am Main
                                                                   Germany

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                                                                   PUBLISHED BY
                                                                   Celanese AG
                                                                   Frankfurter Strasse 111
                                                                   61476 Kronberg im Taunus
                                                                   Germany

                                                                   EDITING
                                                                   Corporate Communications

                                                                   DESIGN CONCEPT/LAYOUT
                                                                   Winkel Design GmbH, Cologne

                                                                   PHOTOGRAPHY
                                                                   Hermann Dornhege, Bad Toelz
                                                                   Jo Roettger, Hamburg (Page 10)

                                                                   LITHOGRAPHY
                                                                   Keim Klischees, Langen

                                                                   PRINTING
                                                                   Offsetdruck Ockel GmbH, Kriftel im Taunus

                                                                   [ LODATES IN 2002                            GO ] CELANESE
                                                                   April 29         Report on the 1st Quarter
                                                                   May 15           Annual General Meeting
                                                                   July 30          Report on the 2nd Quarter
                                                                   October 29       Report on the 3rd Quarter

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CELANESE AG
Frankfurter Strasse 111
61476 Kronberg im Taunus
Germany
www.celanese.com